TULLY'S COFFEE CORPORATION



ARS

P.E. 3/28/04



TULLY'S COFFEE

Annual 2004 Report

THE COMPANY

Tully's Coffee Corporation ("Tully's") roasts and sells high quality, premium roasted whole bean coffees. Tully's Retail division operates specialty coffee stores that offer our premium roasted whole bean coffees and serve a wide selection of hot and cold beverages that feature our coffees, teas and premium softened ice cream. The stores also sell baked goods, pastries and other food products, and coffee related supplies, accessories and equipment. As of September 30, 2004, Tully's operated 93 retail stores, all of which are located in the western United States.

Our Wholesale division sells Tully's coffees and related products and supplies to domestic customers in the supermarket, food service, restaurant, office coffee service, and institutional channels, primarily in the western United States. As of September 30, 2004, Tully's premium coffees were available in approximately 2,500 supermarkets.

Tully's Specialty division develops new business opportunities related to the licensing or franchising of Tully's stores within domestic U.S. markets, international growth, and extending the Tully's brand into complementary products. In Fiscal 2004, Tully's renamed the former International division as the "Specialty division." The Specialty division includes our U.S. franchising and licensing activities (product sales to these customers are included in the Wholesale division) and also includes our international business activities. As of September 30, 2004, Tully's had five U.S. stores operated by franchisees or licensees, all located in the western United States. FOODX GLOBE Co., Ltd. is our exclusive licensee for Japan, and as of September 30, 2004 operated 86 Tully's retail stores and had franchised an additional 121 stores under the Tully's brand.

Our retail store philosophy focuses on providing an upscale atmosphere, with quick, friendly service where customers can relax and enjoy some of the finest hot and cold coffee, espresso, and hand-made ice cream shake drinks available, together with other foods. We seek to make each location a comfortable neighborhood meeting place, with employees who go out of their way to make customers feel special. We believe that developing customer loyalty and brand recognition on the foundation of product appeal and customer service is of the utmost importance in our business and growth strategy, and that our retail image builds product and brand credibility for our Wholesale and Specialty divisions.

CONTENTS

Tully's fiscal year is the 52 or 53-week period that ends on the Sunday closest to March 31st each year. This was March 28, 2004 for Fiscal 2004 and will be April 3, 2005 for Fiscal 2005. This report contains annual information for Fiscal 2004.

October 25, 2004

Dear Shareholders, Employees, Vendors and Customers,

I am pleased to report to all of you on our business results for our Fiscal year 2004, which ended March 28, 2004. I am also excited to share with you our view about Tully's current business status, and to tell you about our business and investment objectives for the future.

In Fiscal 2004, our total company sales were $50.8 million. While this is unchanged from the prior year, each of our business units was more productive. Our retail stores had a comparable store sales increase of 3.0% in Fiscal 2004 and our Wholesale division sales increased by 12.9%. Our Retail division sales include the impact associated with the closing of a few underperforming stores. A shift to local sourcing of coffee (roasted to Tully's specifications) and equipment by our licensee in Japan, resulted in lower specialty division top line sales but greater gross profits for Tully's in Fiscal 2004 than 2003.

During Fiscal 2004, we continued to place our primary emphasis on improving our financial results and business fundamentals. We believe these actions have positioned Tully's to take advantage of market opportunities and to reinvigorate growth in Fiscal 2005 and subsequent years. We especially focused on improved financial performance from our Retail division. We also improved efficiency in our support organization and supply chain and on the conservative use of capital in our business. At the same time, we continued to grow our Wholesale division and our Specialty division.

As set forth above, our primary focus in Fiscal 2004 was on improving our earnings, specifically our earnings before interest, taxes, depreciation and amortization (also referred to as "EBITDA") and our cash flow from operations, rather than on growing sales. As the result of this strategy, in Fiscal 2004 Tully's reported positive EBITDA of $1,741,000, which was a $3,987,000 improvement from the previous year. Our cash flow from operations was $1,287,000, which was an improvement of $4,574,000 from the previous year. These Fiscal 2004 results came largely from a $2,366,000 improvement in Retail division operating income, and a $1,999,000 decrease in corporate and non-divisional expenses.

The number of Tully's stores around the world grew in Fiscal 2004, and has continued to grow, reflecting the expansion of our Japanese licensee (Foodx). As mentioned above, our domestic strategy was not focused on opening new stores in Fiscal 2004; rather it was focused on improving the financial performance and fundamentals of our existing store base. Starting in Fiscal 2005, we expect the number of U.S. stores to have a net increase as we move forward to build out the West Coast markets where we already have a retail base. Also in Fiscal 2004, our first U.S. franchised store opened and four more franchised stores have opened in the first half of Fiscal 2005.

Number of Tully's Stores	Mar 31, 2002	Mar 30, 2003	Mar 28, 2004	Sep 30, 2004
U.S. Stores Operated by Tully's	104	100	94	93
U.S. Licensees and Franchisees	-	-	1	5
International Licensees	50	113	175	207
Total	154	213	270	305

Our Wholesale division growth strategy for the grocery channel involves the addition of new distribution outlets, participation in consumer-oriented marketing with our supermarket customers, and expanded product offerings with current customers. The number of supermarkets offering Tully's packaged ground premium coffee has grown from about 800 stores at the beginning of Fiscal 2004 to about 2,500 stores at September 30, 2004. Tully's coffee is now sold by grocers in approximately sixteen states. We are also seeing increased interest amongst grocers in adding additional Tully's products, such as our packaged whole bean coffees and our bulk whole bean coffees. Our food service channel strategy is based upon establishing and maximizing distribution relationships with strong regional distributors. In Fiscal 2004, we established relationships with new food service distribution companies in the Pacific Northwest and the Southwest U.S. and we are pleased with the results, and future opportunities, with these key distribution partners.

Our focus in the past few years has been toward improving our day-to-day operations, improving our short-term financial operating results, and limiting the amount of capital invested in property and working capital. However, your board of directors and management periodically assess opportunities to improve our business or to otherwise benefit our shareholders, such as the evaluation we made regarding the possible integration of Tully's and Foodx. We will continue to evaluate such opportunities for strategic relationships and for obtaining additional growth capital as they arise. We also are working to facilitate such possible opportunities through efforts like the proposed rights offering to our shareholders.

As you are all aware, Tully's was founded on four key points of differentiation from our competitors. These are (1) our great coffee, (2) wonderful and committed employees, (3) our comfortable stores, and (4) our commitment to give back to our communities. Tully's employees are the most important element of these points of differentiation, because they make the other things happen. They must have the right goals, commitment to quality and personalities. We work hard to recruit and train accordingly. You will not only find these qualities in our store employees, but also in our roasting and distribution team, in our sales and service team, and in our back office organization. These qualities are also found in our experienced executive leadership team and our board of directors.

Speaking of our executive leadership team, we recently announced a key addition to our great team: our new President & COO John Dresel. John not only adds strong leadership skills but also highly seasoned multi-unit operational experience as well as tremendous background in marketing and brand building. I am personally thrilled to add an individual of John's experience and skills as the day-to-day leader of our great organization.

We have also nominated two executives for election to our board of directors at our 2004 Annual Shareholders Meeting. They are Kathi Jones (who brings retailing, marketing and human resources expertise) and Greg Hubert (a seasoned executive in multi-unit restaurants and franchising). Three of our current directors will be retiring from the board during this fiscal year. On behalf of the board of directors, shareholders and employees, I want to personally thank Artie Buerk, Larry Culver, and George Hubman for their faithful service to Tully's these past many years.

We are approaching the next stage of our business development where we expect to accelerate our growth, with a continued focus on financial results. This will take an unrelenting focus on excellence of our four key points of differentiation for success. We believe that the marketplace seeks the emergence of the "global number two" specialty coffee company. We believe that Tully's is well positioned to reach for that opportunity. Grasping that opportunity, however, will require more financial resources. We expect to seek additional capital for growth in the near future.

In summary, Fiscal 2004 was a key transitional year for Tully's business development and we believe we demonstrated many favorable results and trends. We continue to believe that Tully's has great prospects for the future. Notwithstanding, we acknowledge that we operate in a competitive industry and we will have important choices to make in the future with respect to possible opportunities for the growth of our company and a return to our shareholders. Suffice it to say that all decisions in this regard will always be made with our shareholders interests as the number one priority.

Thank you for your continued support of Tully's.

Very truly yours,

TULLY'S COFFEE CORPORATION

Tom T. O'Keefe
Founder, Chairman of the Board & Head Barista


Tully's Coffee Corporation
Net Sales
(in millions)
$60
$50
$40
$30
$20
$10
$0
$20.2
$27.7
$42.1
$51.5
$50.8
$50.8
FY '99
FY '00
FY '01
FY '02
FY '03
FY '04

Table presents Company net sales for Fiscal Years 1999 to 2004.

Table presents EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization). See "Selected Financial Data".


Tully's Coffee Corporation
Earnings (loss) before Interest, Taxes, Depreciation and Amortization
(in thousands)
$5,000
$0
($5,000)
($10,000)
($15,000)
($20,000)
($25,000)
($3,349)
($5,019)
($19,265)
($5,642)
($2,246)
$1,741
FY '99
FY '00
FY '01
FY '02
FY '03
FY '04


Tully's Coffee Corporation
Number of Stores
(end of period)
350
300
250
200
150
100
50
0
53
2
65
8
114
23
104
50
100
113
95
175
FY '99
FY '00
FY '01
FY '02
FY '03
FY '04
International Licensees
Tully's Coffee Corporation (U.S.)
(FY '04 includes 1 franchised store)

Table presents number of Tully's Coffee Corporation's U.S. stores and International Licensee locations.

SELECTED FINANCIAL DATA

The following selected financial data have been derived from the consolidated financial statements of Tully's. The data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and notes thereto appearing elsewhere in this report.

(dollar amounts in thousands, except per share data)	Fiscal Years Ended (1) Mar 28, 2004 (3)	Mar 30, 2003 (2)(3)	Mar 31, 2002 (3)(4)	Apr 1, 2001 (3)	Apr 2, 2000
Results of Operations Data					
Net sales	$50,768	$50,800	$ 51,458	$ 42,102	$27,698
Operating loss	(1,920)	(6,664)	(13,111)	(23,797)	(7,717)
Loss before cumulative effect of change in accounting principle	(2,669)	(6,886)	(11,152)	(25,057)	(8,066)
Cumulative effect of change in accounting principle (2)	—	(3,018)	—	—	—
Net loss	$ (2,669)	$ (9,904)	$(11,152)	$(25,057)	$ (8,066)
Net loss per share—basic and diluted:					
Loss before cumulative effect of change in accounting principle	$ (0.16)	$ (0.42)	$ (0.69)	$ (1.59)	$ (1.15)
Cumulative effect of change in accounting principle (2)	—	(0.18)	—	—	—
Net loss per share—basic and diluted	$ (0.16)	$ (0.60)	$ (0.69)	$ (1.59)	$ (1.15)
Balance Sheet Data					
Total assets	$20,944	$24,591	$ 33,140	$ 39,278	$36,844
Long-term obligations (including current portion) (5)	6,446	6,843	3,164	3,486	299
Stockholders' equity (deficit)	$ (5,454)	$ (3,189)	$ 6,417	$ 15,245	$25,286
Other Data					
Earnings (loss) before interest, taxes, depreciation and amortization (6)	$ 1,741	$ (2,246)	$ (5,642)	$(19,265)	$ (5,019)
Number of stores at period-end					
Stores operated by Tully's	94	100	104	114	65
Stores operated by U.S. licensees and franchisees	1	—	—	—	—
Stores operated or franchised by international licensees	175	113	50	23	8

Notes for Selected Financial Data

(1) Each fiscal year included 52 weeks except for the fiscal year ended April 2, 2000 ("Fiscal 2000"), which had 53 weeks. The 53rd week accounted for $503,000 in net sales in Fiscal 2000.

(2) The cumulative effect of a change in accounting for goodwill in the amount of $3,018,000 was recorded in Fiscal 2003. See Note 7 of the Notes to the Consolidated Financial Statements.

(3) Fiscal 2002, 2003 and 2004 include the following charges (dollars in thousands):

	2004	2003	2002
Impairment of long-lived assets (see Note 8 of the Notes to the Consolidated Financial Statements).	$ 99	$1,390	$2,350
Store closures and lease termination costs (see Note 15 of the Notes to the Consolidated Financial Statements).	170	108	1,583
Evaluation of business integration opportunity (see Note 13 of the Notes to the Consolidated Financial Statements).	541	—	—
Total	$810	$1,498	$3,933

(4) During Fiscal 2002, Tully's received a $12,000,000 license fee from UCC. In addition, we received $4,200,000 and 300 shares of Tully's Coffee Japan stock (with a market value of approximately $1,771,000 at October 1, 2001) in connection with the amendment of our supply agreement with Tully's Coffee Japan. The Tully's Coffee Japan stock was sold by Tully's in Fiscal 2003.

(5) Long term obligations are summarized as follows (dollars in thousands):

	Mar 28, 2004	Mar 30, 2003	Mar 31, 2002	Apr 1, 2001	Apr 2, 2000
Current portion of long-term debt and capital lease obligations	$1,145	$ 561	$ 308	$ 515	$ 94
Long-term debt, net of current portion	2,167	3,106	26	210	14
Capital lease obligations, net of current portion	203	360	127	168	191
Convertible promissory note, net of discount	2,931	2,816	2,703	2,593	—
Long term obligations (including current portion)	$6,446	$6,843	$3,164	$3,486	$ 299

In addition to these long term obligations, we also had outstanding bank debt that was included in current liabilities, as follows (dollars in thousands):

	Mar 28, 2004	Mar 30, 2003	Mar 31, 2002	Apr 1, 2001	Apr 2, 2000
Bank line of credit	$ —	$ —	$ —	$5,500	$3,000

(6) Earnings before interest, taxes, depreciation and amortization ("EBITDA") is a financial measurement we use to measure our operating performance, excluding the effects of financing costs, income taxes, and non-cash depreciation and amortization. See Management's Discussion and Analysis for additional information regarding the computation and usage of EBITDA information. The following table sets forth, for the periods indicated, the computation of EBITDA and reconciliation to the reported amounts for net loss (dollars in thousands):

	Fiscal Years Ended				
	Mar 28, 2004	Mar 30, 2003	Mar 31, 2002	Apr 1, 2001	Apr 2, 2000
Earnings (loss) before interest, taxes, depreciation and amortization is computed as follows:					
Net Loss	$(2,669)	$(9,904)	$(11,152)	$(25,057)	$(8,066)
Add back cumulative effect of change in accounting principle	—	3,018	—	—	—
Loss before cumulative effect of change in accounting principle	(2,669)	(6,886)	(11,152)	(25,057)	(8,066)
Add back amounts for computation of EBITDA					
Interest income, interest expense, and loan guarantee fees	760	721	904	1,399	499
Income taxes	43	25	6	—	—
Depreciation and amortization	3,607	3,894	4,600	4,393	2,548
Earnings (loss) before interest, taxes, depreciation and amortization	$ 1,741	$(2,246)	$ (5,642)	$(19,265)	$(5,019)

(7) *Industry Segments*. Tully's is organized into three business units: (1) the Retail division, (2) the Wholesale division, and (3) the Specialty division. See Note 21 of the Notes to the Consolidated Financial Statements for information regarding our business units.

(8) *Foreign Business*. Product sales to licensees located outside the United States accounted for approximately 0.6% of net sales for Fiscal 2004 as compared to 4.0% in Fiscal 2003, and 5.6% in Fiscal 2002. Net sales from international licenses, royalties and fees were approximately 2.4% of net sales for Fiscal 2004 as compared to 1.3% in Fiscal 2003 and 0.1% in Fiscal 2002. See Note 13 of the Notes to the Consolidated Financial Statements for additional information regarding our foreign business.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis provides information that Tully's believes is relevant to an assessment and understanding of our results of operations and financial condition for the fiscal years ended March 28, 2004, March 30, 2003, and March 31, 2002. The following discussion should be read in conjunction with the consolidated financial statements and related notes appearing elsewhere in this report. We believe that certain statements herein, including statements concerning anticipated store openings and closings, planned capital expenditures, and trends in or expectations regarding Tully's operations, constitute "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are based on currently available operating, financial and competitive information, and are subject to risks and uncertainties. Actual future results and trends may differ materially depending on a variety of factors, including, but not limited to, coffee and other raw materials prices and availability, successful execution of our business plans, the impact of competition, the effect of legal proceedings, and the success of our foreign licensees. These and other factors that may cause our actual results and trends to differ materially from our expectations are described in the "Risk Factors" section of this report.

Overview

We end our fiscal year on the Sunday closest to March 31. As a result, we record our revenue and expenses on a 52 or 53 week period, depending on the year. Each of Fiscal 2004, Fiscal 2003, Fiscal 2002 and Fiscal 2001 included 52 weeks. Fiscal 2005 will include 53 weeks.

Tully's derives its revenues from sales from its:

- Retail division, which operates retail stores in Washington, Oregon, California and Idaho (for Fiscal 2004, Tully's derived approximately 80.0% of its net sales from the Retail division),
- Wholesale division, which sells Tully's-branded products to domestic supermarkets, food service distributors, restaurants, institutions, and office coffee services, and through direct mail order sales, and
- Specialty division (formerly known as the International division), which sells Tully's-branded products to its foreign licensees and receives royalties and fees from those licensees, and which is now responsible for emerging opportunities for U.S. franchising and licensing.

The relative percentage of net sales from each division for Fiscal 2002, Fiscal 2003 and Fiscal 2004 are depicted by these graphs:



Divisional Sales Mix
FY2002
Specialty 9.4%
Wholesale 10.0%
Retail 80.6%
FY2003
Specialty 9.3%
Wholesale 11.4%
Retail 79.3%
FY2004
Specialty 7.1%
Wholesale 12.9%
Retail 80.0%

From our founding through Fiscal 2001, our primary objectives were to establish the Tully's brand, increase our revenues and expand our retail store base. During this period and through Fiscal 2003, our cash flow from operations was insufficient to cover operating expenses. These losses have been exacerbated by the weak economy in our principal geographic markets since 2001. During Fiscal 2002 through Fiscal 2004, we shifted our emphasis toward improving our operating performance and placed less emphasis upon expanding our retail store base and revenues. This shift in emphasis reflects management's view that Tully's has sufficiently developed its brand identity and that greater emphasis should be placed on improving corporate productivity and operating performance, and upon the conservative use of capital. These continuing initiatives toward improved operating performance and cashflow include:

- introducing new products and expanding product offerings, such as the introduction of Tully's new ice cream products and the Tully's Limited Reserve Coffee Series,
- enhancing marketing efforts, such as refurbishing of store menu boards,
- initiating selective retail price changes,
- making cost of sales improvements through more efficient product purchasing,
- closing stores that do not meet our financial criteria,
- increasing sales in the Wholesale division, primarily from new customers,
- reducing marketing, general and administrative costs, and
- decreasing cash usage for purchases of property and equipment.

In Fiscal 2004, our operating cash flow was sufficient to cover our operating expenses ($1,287,000 of cash was provided by operations for the year). This reflects an improvement of $4,574,000 compared to $3,287,000 of cash used by operations in Fiscal 2003. Management expects that the continuing benefits from the improvement initiatives will result in improved operating results in Fiscal 2005 compared to Fiscal 2004. As described below under "Liquidity and Capital Resources," management believes that the operating cash flows, financing cash flows, and investing cash flows projected in our Fiscal 2005 business plan, and the cash and cash equivalents of $1,247,000 at March 28, 2004, will be sufficient to fund ongoing operations of Tully's through Fiscal 2005. We have not made a profit from operations in any year since inception.

The number of retail stores operated by Tully's is summarized as follows (excludes stores operated or franchised by licensees):

	Fiscal Years Ended		
	March 28, 2004	March 30, 2003 (1)	March 31, 2002 (1)
NUMBERS OF STORES IN OPERATION: (2)			
Beginning of the Year	100	104	114
New Stores	1	1	2
Closed Stores	(7)	(5)	(12)
End of the Year	94	100	104

(1) In January 2004, one new store was opened and another store was relocated into expanded and remodeled premises.

(2) Including one seasonal store that closed during Fiscal 2003.

Comparable store sales are defined as sales from stores open for the full period in both the current and comparative prior year periods. Changes in Retail division comparable store sales for Fiscal 2002, and for each of the four quarters of Fiscal 2003 and Fiscal 2004, as compared to the corresponding periods in the previous fiscal year, are depicted in the graph presented below.



Retail Comparable Store Sales
% of Comparable Sales Incr/(Decr
6.0%
4.0%
2.0%
0.0%
-2.0%
-4.0%
-6.0%
-8.0%
-6.9%
-3.8%
-0.2%
0.4%
1.4%
4.7%
3.5%
0.8%
2.5%
FY 02 Annual
FY 03 Qtr 1
FY 03 Qtr 2
FY 03 Qtr 3
FY 03 Qtr 4
FY 04 Qtr 1
FY 04 Qtr 2
FY 04 Qtr 3
FY 04 Qtr 4

After experiencing negative comparable store sales in Fiscal 2002, we implemented programs to improve our comparable store sales, which have resulted in an improved comparable store sales trend. We believe that favorable customer response to our product, marketing and service improvement initiatives is primarily responsible for the comparable store sales increases during the recent past. We believe that the comparable store sales increases and decreases in the periods shown above reflect the effects of (i) the changes in economic conditions generally, (ii) competition (including the effects of new competitive stores opened during these periods), (iii) customers purchasing Tully's coffee in supermarkets instead of Tully's retail stores, and (iv) the relative levels of product innovation and marketing during each period.

Results of Operations

The following table sets forth, for the periods indicated, selected statement of operations data expressed as a percentage of net sales:

	Fiscal Years Ended		
	Mar 28, 2004	Mar 30, 2003	Mar 31, 2002
STATEMENTS OF OPERATIONS DATA:			
Sales of products	93.5%	94.7%	96.2%
Licenses, royalties, and fees	2.4%	1.3%	0.1%
Recognition of deferred revenue	4.1%	4.0%	3.7%
Net sales	100.0%	100.0%	100.0%
Cost of goods sold and related occupancy expenses	43.6%	46.6%	50.3%
Store operating expenses	33.3%	33.9%	33.8%
Other operating expenses	4.0%	3.7%	3.1%
Marketing, general and administrative costs	14.2%	18.3%	21.7%
Depreciation and amortization	7.1%	7.7%	8.9%
Evaluation of business integration opportunity	1.1%	—	—
Impairment of long-lived assets	0.2%	2.7%	4.6%
Store closure and lease termination costs	0.3%	0.2%	3.1%
Total cost of goods sold and operating expenses	103.8%	113.1%	125.5%
Operating loss	(3.8)%	(13.1)%	(25.5)%
Other income (expense)			
Interest expense	(1.1)%	(1.3)%	(1.6)%
Interest income	*	*	0.3%
Gain on sale of investments	*	*	5.6%
Miscellaneous income (expense)	0.1%	1.0%	(0.1)%
Loan guarantee fee expense	(0.4)%	(0.2)%	(0.4)%
Loss before income taxes and cumulative effect of change in accounting principle	(5.2)%	(13.6)%	(21.7)%
Income taxes	(0.1)%	*	*
Cumulative effect of change in accounting principle	—	(5.9)%	—
Net loss	(5.3)%	(19.5)%	(21.7)%

* *Amount is less than 0.1%*

Earnings (Loss) before Interest, Taxes, Depreciation and Amortization

Earnings before interest, taxes, depreciation and amortization ("EBITDA") is a financial measurement we use to measure our operating performance, excluding the effects of financing costs, income taxes, and non-cash depreciation and amortization. We view EBITDA as a key indicator of our operating business performance, and EBITDA is the primary determinant in the computation of management incentive compensation.

Regulation G, "Conditions for Use of Non-GAAP Financial Measures," and other provisions of the Exchange Act of 1934 define and prescribe the conditions for use of certain non-GAAP financial information. We believe that our "EBITDA" information, which meets the definition of a non-GAAP financial measure, is important supplemental information to investors.

We use EBITDA for internal managerial purposes and as a means to evaluate period-to-period comparisons. This non-GAAP financial measure is used in addition to and in conjunction with results presented in accordance with generally accepted accounting principles ("GAAP") and should not be relied upon to the exclusion of

GAAP financial measures. EBITDA information reflects an additional way of viewing aspects of our operations that, when viewed with our GAAP results and the accompanying reconciliations to corresponding GAAP financial measures, provide a more complete understanding of factors and trends affecting our business. We strongly encourage investors to review our financial statements and publicly filed reports in their entirety and to not rely on any single financial measure.

Because non-GAAP financial measures are not standardized, it may not be possible to compare these financial measures with other companies' non-GAAP financial measures having the same or similar names. For information about our financial results as reported in accordance with GAAP, see our financial statements. For a quantitative reconciliation of our EBITDA information to the most comparable GAAP financial measures, see the table below.

The following table sets forth, for the periods indicated, the computation of EBITDA and reconciliation to the reported amounts for net loss (dollars in thousands):

Earnings (loss) before interest, taxes, depreciation and amortization is computed as follows:

	Fiscal Years Ended		
	March 28, 2004	March 30, 2003	March 31, 2002
Net Loss	$(2,669)	$(9,904)	$(11,152)
Add back cumulative effect of change in accounting principle	—	3,018	—
Loss before cumulative effect of change in accounting principle	(2,669)	(6,886)	(11,152)
Add back amounts for computation of EBITDA			
Interest income, interest expense, and loan guarantee fees	760	721	904
Income taxes	43	25	6
Depreciation and amortization	3,607	3,894	4,600
Earnings (loss) before interest, taxes, depreciation and amortization	$ 1,741	$(2,246)	$ (5,642)

Fiscal Year Ended March 28, 2004 Compared To Fiscal Year Ended March 30, 2003

Net Sales

Our net sales for Fiscal 2004 decreased $32,000 to $50,768,000 as compared to net sales of $50,800,000 for Fiscal 2003. The decrease in net sales is comprised as follows:

Total Company

Fiscal year ended March 28, 2004 compared to the fiscal year ended March 30, 2003 (dollars in thousands)	Increase (Decrease) in Net Sales
Retail division	$ 310
Wholesale division	744
Specialty division	(1,086)
Total Company	$ (32)

The Retail division sales increase represented a 0.8% increase compared to Retail division sales for Fiscal 2003. The factors comprising this sales increase are summarized as follows:

Retail division

Components of net sales increase **Fiscal year ended March 28, 2004 compared to the fiscal year ended March 30, 2003** **(dollars in thousands)**	**Increase (Decrease) in Net Sales**
Comparable stores sales increase	$ 1,137
Sales decrease from stores closed in Fiscal 2004 and Fiscal 2003	(1,288)
Sales increase from new stores	461
Total Retail division	$ 310

Comparable store sales for Fiscal 2004 increased by $1,137,000 or 3.0%, compared to Fiscal 2003. During Fiscal 2004 and Fiscal 2003, Tully's closed twelve stores, resulting in a sales decrease of $1,288,000. One new store opened during the fourth quarter of Fiscal 2003 and one new store opened during the fourth quarter of Fiscal 2004. These new stores produced a net sales increase of $461,000 for Fiscal 2004.

Wholesale division net sales increased $744,000, or 12.9%, to $6,522,000 for Fiscal 2004, from $5,778,000 for Fiscal 2003. The increase reflects a $1,057,000 sales increase in the grocery channel, due primarily to growth in the number of supermarkets selling Tully's coffees, partially offset by lower sales in food service channels.

Net sales for the Specialty division decreased by $1,086,000, or 23.0%, from $4,715,000 in Fiscal 2004 to $3,629,000 in Fiscal 2003. During Fiscal 2003, FOODX began to purchase coffee, supplies and equipment from Japanese suppliers rather than from Tully's, and this trend continued during Fiscal 2004. The shift toward more local procurement by FOODX and the resulting increase in coffee roasting fees paid to Tully's decreased our overall net sales to FOODX, but resulted in greater gross margins for Tully's.

Operating Expenses

Cost of goods sold and related occupancy costs decreased $1,513,000, or 6.4%, to $22,153,000 for Fiscal 2004 as compared to Fiscal 2003, primarily as the result of the decrease in product sales to FOODX by the Specialty division (which resulted in a $1,322,000 decrease in cost of goods sold). During Fiscal 2003 and Fiscal 2004, we implemented programs to improve the efficiency of our manufacturing and distribution processes and we reduced our roasting and supply chain costs by approximately $342,000 in Fiscal 2004 (and increased the volume of coffee roasted by approximately 18%) compared to Fiscal 2003. These cost reductions were partially offset by an increase of $726,000 related to the cost of goods sold from the increased sales of the Wholesale division. Cost of sales and related occupancy costs decreased $417,000 in the Retail division. As a percentage of net sales, cost of goods sold and related occupancy costs decreased to 44.6% for the Fiscal 2004 as compared to 43.6% for Fiscal 2003, primarily as a result of these factors, the amounts of which are not separately determinable:

- improved purchasing practices and sourcing of certain items at lower costs,
- selective price increases on certain items in specific market areas,
- the growth in Wholesale division sales (which generally have a greater cost of sales percentage than Retail division and Specialty division sales),
- the shift in the mix of Specialty division sales described above, and
- closure of stores with a higher-than-average ratio of occupancy costs to sales.

Store operating expenses decreased $290,000, or 1.7%, to $16,923,000 for Fiscal 2004 as compared to Fiscal 2003 as the result of the closure of stores not meeting our financial requirements, partially offset by costs of the two stores added in Fiscal 2003 and Fiscal 2004. As a percentage of net sales, store operating expenses improved to 33.4% for Fiscal 2004 from 33.9% for Fiscal 2003.

Other operating expenses (expenses associated with all operations other than retail stores) increased $111,000 or 5.8% to $2,014,000 for Fiscal 2004 as compared to Fiscal 2003, as the result of expenses incurred in connection with the expansion of our Wholesale division business. As a percentage of net sales, other operating expenses increased to 4.0% for Fiscal 2004 as compared to 3.7% in Fiscal 2003.

Marketing, general and administrative costs decreased $2,109,000, or 22.7%, to $7,181,000 for Fiscal 2004 as compared to $9,290,000 for Fiscal 2003, reflecting our efforts to reduce such costs. This decrease reflects reductions of $1,094,000 in marketing and promotion costs, $296,000 in labor costs, and $244,000 in professional fees, as compared to Fiscal 2003.

Depreciation and amortization expense decreased $287,000, or 7.4%, to $3,607,000 for Fiscal 2004 as compared to Fiscal 2003. The reduction in depreciation and amortization expense reflects the lower depreciable asset base after asset retirements and asset impairment charges.

During Fiscal 2004 we entered into preliminary discussions with FOODX about the possibility of integrating our business with FOODX. On May 12, 2004, we reported that we have ceased discussions with FOODX. In connection with these discussions and the evaluation of this business integration opportunity, we incurred fees and other expenses of $541,000 in Fiscal 2004 (no such costs were incurred in Fiscal 2003).

During Fiscal 2004, we incurred store closure and lease termination costs of $170,000 in connection with the closure of seven stores that did not meet our financial criteria. Tully's incurred $108,000 in store closure costs during Fiscal 2003.

Operating Loss

As a result of the factors described above, we had an operating loss of $1,920,000 for Fiscal 2004, which is an improvement of $4,744,000 (71.2%) as compared to the operating loss of $6,664,000 during Fiscal 2003.

Other Income (Expense)

Interest expense decreased $111,000, or 17.1%, to $537,000 for Fiscal 2004 as compared to $648,000 during Fiscal 2003 due to a lower value assigned to warrants issued as payment of interest under the convertible promissory note (see Note 12 of the Notes to the Consolidated Financial Statements), offset by increased cash interest from a full year of borrowings under the KCL credit facility in Fiscal 2004 as compared to a partial year of borrowing in Fiscal 2003.

During Fiscal 2004 we incurred loan guarantee fee expense of $227,000 from the non-cash compensation (paid with warrants) to the guarantors of the credit facility (see Note 11 of the Notes to the Consolidated Financial Statements). We incurred partial year expense of $94,000 of loan guarantee fee expense during Fiscal 2003 when this arrangement commenced.

As a result of the agreement with Spinelli Pte. Ltd. relating to the assignment of certain rights for our Spinelli brand, we recognized a net gain of $460,000 that is included in other income for Fiscal 2003 (see Note 13 of the Notes to the Consolidated Financial Statements). There was no such gain recognized during Fiscal 2004.

Earnings (Loss) before Interest, Taxes, Depreciation and Amortization

As a result of the factors described above, we had EBITDA of $1,741,000 for Fiscal 2004, which is an improvement of $3,987,000 as compared to the loss before interest, taxes, depreciation and amortization of $2,246,000 during Fiscal 2003.

Cumulative Effect of Change in Accounting Principle

During Fiscal 2003, we adopted the full provisions of SFAS 142 (see Note 7 of the Notes to the Consolidated Financial Statements). We performed an evaluation of our goodwill as of April 1, 2002 and determined that an impairment charge of $3,018,000 should be recorded related to our Retail division operations in California and Oregon. As provided in SFAS 142, this impairment charge was retroactively recorded as the cumulative effect of a change in accounting principle as of the beginning of Fiscal 2003.

Loss before Cumulative Effect of Change in Accounting Principle and Net Loss

As a result of the factors described above, loss before cumulative effect of change in accounting principle decreased $4,217,000, or 61.2%, to $2,669,000 during Fiscal 2004, as compared to $6,886,000 during Fiscal 2003.

We had a net loss of $2,669,000 for Fiscal 2004, as compared to the net loss of $9,904,000 during Fiscal 2003 (including the Fiscal 2003 $3,018,000 non-cash charge for the write-off of goodwill from the cumulative effect of change in accounting principle).

Fiscal Year Ended March 30, 2003 Compared To Fiscal Year Ended March 31, 2002

Net Sales

Our net sales for Fiscal 2003 decreased $658,000, or 1.3%, to $50,800,000 as compared to net sales of $51,458,000 for Fiscal 2002. The decrease in net sales was comprised as follows:

Total Company

Fiscal 2003 compared to Fiscal 2002 (thousands of dollars)	Increase (Decrease) in Net Sales
Retail division	$(1,170)
Wholesale division	662
Specialty division	(142)
Other	(8)
Total Company	$ (658)

The Retail division sales decrease represented a 2.8% decrease compared to Fiscal 2002. The factors comprising this sales decrease are summarized as follows:

Retail division

Components of net sales decrease Fiscal 2003 compared to Fiscal 2002 (thousands of dollars)	Increase (Decrease) in Net Sales
Sales decrease from stores closed in Fiscal 2002 and Fiscal 2003	$(1,490)
Comparable stores sales decrease	(278)
Sales increase from new stores	598
Total Retail division	$(1,170)

During Fiscal 2003 and Fiscal 2002, we closed a total of seventeen stores, which resulted in a sales decrease of $1,490,000 from Fiscal 2002 to Fiscal 2003, while a total of three new stores opened during Fiscal 2003 and Fiscal 2002 and produced a net sales increase of $598,000 in Fiscal 2003 compared to Fiscal 2002. Overall, comparable store sales for Fiscal 2003 decreased by (0.7%) compared to the previous year.

Wholesale division net sales increased $662,000, or 12.9%, to $5,778,000 for Fiscal 2003 from $5,116,000 for Fiscal 2002. The increase reflects a $945,000 sales increase due primarily to growth in the number of supermarkets selling Tully's coffees, partially offset by a $283,000 decline in office coffee service sales. Wholesale division sales accounted for 11.4% of net sales in Fiscal 2003 and 10.0% in Fiscal 2002.

Net sales for the Specialty division decreased by $142,000, or 2.9%, for Fiscal 2003 from $4,857,000 to $4,715,000 for Fiscal 2003. Although FOODX increased the number of its owned and franchised stores from 50 to 112 during Fiscal 2003, FOODX began to purchase coffee, supplies and equipment from Japanese suppliers rather than from us during this period. The shift toward more local procurement by FOODX will generally decrease our sales to FOODX, but will result in greater gross margins for Tully's. The growth in FOODX's retail store base and business and the shift in its procurement resulted in a $728,000 increase in license royalties (related to the stores franchised by FOODX) and coffee roasting fees compared to Fiscal 2002, but also resulted in a decrease in sales of coffee and supplies of $870,000. Recognition of deferred revenue related to the UCC and FOODX agreements increased by $130,000 because Fiscal 2002 included only a partial year of such revenues. Specialty division sales accounted for 9.3% and 9.4% of net sales in Fiscal 2003 and Fiscal 2002, respectively.

Operating Expenses

Cost of goods sold and related occupancy costs decreased $2,239,000, or 8.6%, to $23,666,000 in Fiscal 2003 from $25,905,000 in Fiscal 2002. As a percentage of net sales, cost of goods sold and related occupancy costs decreased to 46.6% for Fiscal 2003 compared with 50.3% for Fiscal 2002. These changes resulted primarily from:

- the consolidation of the number of vendors from which we purchase supplies and inventory and improved purchasing,
- improved inventory controls, including more careful management of perishable inventories and supplies, and
- closure of stores with a higher-than-average ratio of occupancy costs to sales.

Store operating expenses remained flat, decreasing $177,000, or 1.0%, to $17,213,000 in Fiscal 2003 from $17,390,000 in Fiscal 2002, reflecting the net decrease in the number of stores in operation. As a percentage of net sales, store operating expenses remained unchanged at 33.9% for Fiscal 2003 compared to 33.8% for Fiscal 2002.

Other operating expenses (expenses associated with all operations other than retail stores) increased $322,000 or 20.4% to $1,903,000 in Fiscal 2003 from $1,581,000 in Fiscal 2002. As a percentage of net sales, other operating expenses increased to 3.7% for Fiscal 2003 compared to 3.1% for Fiscal 2002. This increase was primarily due to growth in selling costs related to the growth in the Wholesale division.

Marketing, general and administrative costs decreased $1,870,000, or 16.8%, to $9,290,000 in Fiscal 2003 from $11,160,000 in Fiscal 2002 reflecting our efforts to reduce costs to levels appropriate for our revenue base. This decrease includes $175,000 in reduced costs under baseball park sponsorship agreements, a $762,000 decrease in professional fees, and a $178,000 decrease in stock option compensation expense.

Depreciation and amortization expense decreased $706,000, or 15.3%, to $3,894,000 in Fiscal 2003 from $4,600,000 in Fiscal 2002. During Fiscal 2003, we adopted the full provisions of SFAS 142 and therefore no amortization of goodwill was recorded in Fiscal 2003, compared to $252,000 recorded in Fiscal 2002. The reduction in depreciation and amortization expense also reflects the lower depreciable asset base caused by asset retirements and asset impairment charges (described below) during Fiscal 2001-2003.

Impairment of Long-Lived Assets

During Fiscal 2003 and Fiscal 2002, we performed reviews of our long-lived assets to determine whether such assets were impaired (see Note 7 of the Notes to the Consolidated Financial Statements). These reviews determined that impairments did exist, and a non-cash charge of $1,390,000 was recognized in Fiscal 2003 compared to the non-cash impairment charge of $2,350,000 during Fiscal 2002. These non-cash charges represent the write-off of the goodwill, leasehold improvements and other long-lived assets determined to be impaired.

Store Closure and Lease Termination Costs

Store closure and lease termination costs were $108,000 for Fiscal 2003 as compared to $1,583,000 in Fiscal 2002. This decrease in the amount of costs associated with closure and disposal of stores not meeting our financial criteria and disposal of undeveloped property under leases is the result of the lower number of store closures and surplus properties to be disposed of in Fiscal 2003. See Note 15 of the Notes to the Consolidated Financial Statements.

Operating Loss

As a result of the factors described above, we had an operating loss of $6,664,000 in Fiscal 2003 as compared to the operating loss of $13,111,000 in Fiscal 2002, which is an improvement of $6,447,000, or 49.2%, as compared to Fiscal 2002. The improvement includes a $2,435,000 reduction in the amount of charges for impairment of long-lived assets and for store closure and lease termination costs for Fiscal 2003 as compared to Fiscal 2002.

Other Income (Expense)

Interest expense decreased $164,000, or 20.2%, to $648,000 for Fiscal 2003 compared to $812,000 for Fiscal 2002. The decrease relates to the lower level of average outstanding debt during Fiscal 2003 as compared to during Fiscal 2002 as the result of the repayment of our bank borrowings in Fiscal 2002 and the repayment of other notes and contracts, and the lower cost recorded for warrants issued in lieu of cash interest for the convertible promissory note during Fiscal 2003. See Notes 11 and 12 of the Notes to the Consolidated Financial Statements.

Gains on sale of investments of $14,000 in Fiscal 2003 and $2,887,000 in Fiscal 2002 are the realized gains from the sale of our holdings of FOODX stock. The greater gain in Fiscal 2002 is the result of (i) lower cost per share on the shares sold in Fiscal 2002, (ii) higher selling price per share in Fiscal 2002, and (iii) more shares sold in Fiscal 2002.

Miscellaneous income (expense) increased $528,000 to income of $510,000 for Fiscal 2003 from expense of $18,000 for Fiscal 2002. The increase reflects primarily the Fiscal 2003 sale of certain intellectual property to Spinelli Pte. Ltd., in the amount of $500,000 less approximately $40,000 of costs (See Note 13 of the Notes to the Consolidated Financial Statements).

Loan guarantee fee expense decreased $122,000 to $94,000 in Fiscal 2003 from $216,000 for Fiscal 2002 primarily as the result of the lower level of average outstanding debt during Fiscal 2003 that was subject to such fees, as compared to Fiscal 2002. These are non-cash fees paid with options or warrants (see Note 11 of the Notes to the Consolidated Financial Statements).

Loss before Interest, Taxes, Depreciation and Amortization

As a result of the factors described above, we had a loss before interest, taxes, depreciation and amortization of $2,246,000 for Fiscal 2003, which is an improvement of $3,396,000 as compared to the loss before interest, taxes, depreciation and amortization of $5,642,000 during Fiscal 2002.

Cumulative Effect of Change in Accounting Principle

During Fiscal 2003, we adopted the full provisions of SFAS 142. We performed an evaluation of our goodwill as of April 1, 2002 and determined that an impairment charge of $3,018,000 should be recorded related to our Retail division operations in California and Oregon. As provided in SFAS 142, this impairment charge has been retroactively recorded as the cumulative effect of a change in accounting principle as of the beginning of Fiscal 2003. See Note 7 of the Notes to the Consolidated Financial Statements.

Loss before Cumulative Effect of Change in Accounting Principle and Net Loss

Loss before Cumulative Effect of Change in Accounting Principle decreased $4,266,000, or 38.3%, to $6,886,000 in Fiscal 2003 from $11,152,000 for Fiscal 2002. The smaller loss in Fiscal 2003 reflects the $6,447,000 improvement in operating loss during Fiscal 2003, partially offset by the smaller gain on sale of investments during Fiscal 2003 as compared to Fiscal 2002.

After the $3,018,000 non-cash charge for the write-off of goodwill from the cumulative effect of change in accounting principle, we had a net loss of $9,904,000 for Fiscal 2003 as compared to $11,152,000 for Fiscal 2002.

LIQUIDITY AND CAPITAL RESOURCES

The following table sets forth, for the periods indicated, selected statement of cash flows data (dollars in thousands):

STATEMENTS OF CASH FLOWS DATA

	Fiscal Years Ended		
	March 28, 2004	March 30, 2003	March 31, 2002
	(dollars in thousands)		
Cash provided by (used for):			
Loss before cumulative effect of change in accounting principle	$(2,669)	$(6,886)	$(11,152)
Adjustments for depreciation and other non-cash operating statement amounts	2,363	4,151	5,055
Net loss adjusted for non-cash operating statement amounts	(306)	(2,735)	(6,097)
Deferred revenue cash received	500	—	16,200
Cash provided (used) for other changes in assets and liabilities	1,093	(552)	(3,140)
Net cash provided by (used in) operating activities	1,287	(3,287)	6,963
Proceeds from sale of investment in FOODX stock	—	1,829	3,025
Net (purchases) disposals of property and equipment	(286)	(1,186)	(3,024)
Additions to intangibles and other assets	—	—	(12)
Net borrowings (repayments) of debt	(761)	1,946	(6,282)
Proceeds from equity transactions	14	7	606
Net increase (decrease) in cash and cash equivalents	$ 254	$ (691)	$ 1,276

Overall, our operating activities, investing activities, and financing activities provided $254,000 of cash during Fiscal 2004 as compared to cash used of $691,000 during Fiscal 2003.

Cash provided by operating activities for Fiscal 2004 was $1,287,000, an improvement of $4,574,000 compared to Fiscal 2003 when operations used cash of $3,287,000. Cash provided by operating activities improved during Fiscal 2004 as the result of the improvements in operating results discussed above under "Overview" and "Results of Operations." The improvement in our operating results was due in part to reductions in non-cash charges, such as depreciation and amortization. However, excluding the effects of these non-cash charges, cash flow from net loss as adjusted for non-cash operating statement amounts improved by $2,429,000, from net cash used of $2,735,000 during Fiscal 2003, to cash used of $306,000 during Fiscal 2004. During Fiscal 2004, $500,000 of cash was provided in connection with amending the FOODX license agreement as described in Note 13 of the Notes to the Consolidated Financial Statements, and other changes in assets and liabilities provided cash of $1,093,000 (primarily from decreases in current assets) as compared to a net use of cash of $552,000 for changes in assets and liabilities during Fiscal 2003 (primarily for increases in current assets).

In Fiscal 2002 operations provided cash of $6,963,000, which includes the cash receipt of $16,200,000 of advance revenues as discussed in Note 13 of the Notes to Consolidated Financial Statements, and also the Fiscal 2002 use of such proceeds to reduce approximately $4 million of accounts payable and accrued liabilities that had accumulated in Fiscal 2001. The effects of the Fiscal 2002 advance collection of deferred revenues, and the Fiscal 2002 reduction of green coffee inventories, accounts payable and accrued liabilities that had accumulated above typical levels in Fiscal 2001 impacted the amount of cash provided by operating activities in Fiscal 2002 as compared with subsequent years.

Investing activities used cash of $286,000 in Fiscal 2004 but provided cash of $643,000 in Fiscal 2003 and used cash of $11,000 in Fiscal 2002. In Fiscal 2004 we minimized our investing activities as part of our strategy for conservative use of capital. During Fiscal 2003 and Fiscal 2002, our investing activities focused on conversion of investments to cash, principally involving the sale of our holdings of FOODX stock, and received proceeds of approximately $1,829,000 (Fiscal 2003) and $3,025,000 (Fiscal 2002). More FOODX shares were sold in Fiscal 2002 than in Fiscal 2003, and all holdings have been sold. One new store opened in each of Fiscal 2004 and Fiscal 2003 compared to two in Fiscal 2002. Cash invested for capital expenditures decreased in Fiscal 2004 compared to Fiscal 2003, and for Fiscal 2003 compared to Fiscal 2002 due to lower spending on new stores, on improvements to existing stores (due in part to redeployment of assets from stores closed during this period) and on assets for administrative support functions. Further, our Wholesale division has shifted its food service sales strategy to focus more on our distributors (who typically provide equipment to customers) and less on direct food service accounts that would be furnished equipment by Tully's. Cash used for capital expenditures was $320,000 in Fiscal 2004, $1,186,000 in Fiscal 2003 and $3,024,000 in Fiscal 2002. We also acquired $250,000 and $723,000 of equipment in Fiscal 2004 and Fiscal 2003, respectively, through capitalized leases (compared to none in Fiscal 2002).

Financing activities used cash of $747,000 in Fiscal 2004 and $5,676,000 in Fiscal 2002, but provided cash of $1,953,000 in Fiscal 2003. In Fiscal 2004, the primary financing activity was repayment of debt and capital leases. In Fiscal 2003, financing activities consisted primarily of borrowings under the new Kent Central Lines (see Note 11 of the Notes to the Consolidated Financial Statements) and the payment of scheduled maturities of other obligations. In Fiscal 2002, the primary financing activity was the repayment of the bank credit line ($5,500,000) and other obligations, using proceeds from the advance license fees and from the sale of FOODX stock.

Overall, our operating activities, investing activities, and financing activities provided cash of $254,000 in Fiscal 2004 as compared to cash used of $691,000 in Fiscal 2003 and cash provided of $1,276,000 in Fiscal 2002.

As of March 28, 2004 we had cash of $1,247,000, and a working capital deficit of $4,425,000. Because we principally operate as a "cash business," we generally do not require a significant net investment in working capital and historically have operated with current liabilities in excess of our current assets (excluding cash and cash equivalents). Our inventory levels typically increase during the spring due to coffee crop seasonality and, to a lesser degree, during the autumn due to holiday season merchandise. Inventories are also subject to short-term fluctuations based upon the timing of coffee receipts. Tully's expects that its investment in accounts receivable will increase in connection with anticipated sales growth in the Wholesale and Specialty divisions. Operating with minimal or deficit working capital has reduced our historical requirements for capital, but provides us with limited immediately available resources to address short-term needs and unanticipated business developments, and increases our dependence upon ongoing financing activities.

Cash requirements for Fiscal 2005, other than normal operating expenses and the commitments described below and in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and notes, are expected to consist primarily of capital expenditures related to the remodeling of retail stores, equipment and accounts receivable related to new Wholesale division customers, and roasting plant equipment. The level of cash invested in capital expenditures will depend upon the timing, form and amount of additional capital, if any, that we may raise in Fiscal 2005, and our assessment during Fiscal 2005 of the anticipated operating results for Fiscal 2006 and the opportunities for additional capital that may be raised in Fiscal 2006. We expect to open up to twelve new stores in Fiscal 2005, depending on the amount and timing of the additional capital. If no additional capital is raised, we expect to open two or fewer new stores in Fiscal 2005. Typically, a new store will require capital investment of approximately $200,000 to $250,000, but this varies depending on the specific location. Depending on capital availability, we expect capital expenditures other than new stores will be from $400,000 to $1,000,000 in Fiscal 2005. Some of these capital expenditures may be accomplished through operating or capital leases.

At March 28, 2004 we had total liabilities of $26,398,000 and total assets of $20,944,000, so that a deficit of $5,454,000 was reported for our shareholders. Operating with total liabilities in excess of total assets could make it more difficult for us to obtain financing or conclude other business dealings under terms that are satisfactory to us. However, liabilities at March 28, 2004 include deferred revenue in the aggregate amount of $12,420,000. We will liquidate the deferred revenue balance through recognition of non-cash revenues of approximately $1,800,000 annually in future periods, rather than through cash payments. The future cash expenses associated with this deferred revenue balance are expected to be less than $200,000 per year. Accordingly, we expect to liquidate the deferred revenue balance ($12,420,000 at March 28, 2004) for less than $2,000,000 of future cash expenditures.

Management expects that the continuing benefits from the improvement initiatives and business strategies will result in improved operating results in Fiscal 2005. In June 2004, we reached agreement with the lenders under our credit facilities and our convertible promissory note to extend the maturities for those obligations, as described in Note 11 and Note 12 of the Notes to the Consolidated Financial Statements, which has reduced the required principal payments under those debt instruments during Fiscal 2005. At March 28, 2004, we had available borrowing capacity of $310,000 under our credit lines (available borrowing capacity fluctuates based upon the timing and amount of our cash flows and the level of our eligible accounts receivable as provided in the credit agreements). Management believes that the operating cash flows, financing cash flows, and investing cash flows projected in the Fiscal 2005 business plan, and the cash and cash equivalents of $1,247,000 at March 28, 2004, will be sufficient to fund ongoing operations of Tully's through Fiscal 2005. Accordingly, we do not anticipate that additional equity or long-term debt capital will be required during Fiscal 2005 to sustain current operations and meet our current obligations. However, we do expect to seek additional capital during Fiscal 2005 in order to fund a higher level of growth and to provide increased liquidity reserves for Tully's.

The following table summarizes our principal financial commitments (other than ordinary trade obligations such as accounts payable and accrued liabilities) as of March 28, 2004:

	Payments Due by Fiscal Year						
	Total	Fiscal 2005	Fiscal 2006	Fiscal 2007	Fiscal 2008	Fiscal 2009	Thereafter
	(dollars in thousands)						
Kent Central Credit Lines	$ 2,957	$ 790	$ 2,167	$ —	$ —	$ —	$ —
Other Notes Payable	122	122	—	—	—	—	—
Convertible Note	3,000	—	3,000	—	—	—	—
Capital Leases	436	233	119	63	19	2	—
Operating Leases	24,890	5,151	4,830	4,297	3,712	3,279	3,621
Green Coffee Purchase	5,100	3,600	1,500	—	—	—	—
Executive Severance (1)	424	202	172	50	—	—	—
	$36,929	$10,098	$11,788	$4,410	$3,731	$3,281	$3,621

(1) Pursuant to the employment agreement with our Chief Executive Officer, and the employment letters for other members of Tully's management, Tully's has agreed to pay severance compensation to our CEO and these executives in the event their employment by Tully's is terminated for reasons other than certain excluded circumstances. The amount of severance to be paid would depend upon the rate of salary at the time of termination and other factors. As of March 28, 2004, the aggregate contingent obligation for severance to these individuals was $648,000. In April 2004 Tully's accepted the resignation of our CEO, and is required to pay him severance compensation of $424,000 in varying installments over a twenty-four month period starting in July 2004.

In Fiscal 2005 we expect to give more attention to growth of the business, including a higher rate of new store openings compared to recent years, while continuing our focus on improving operating results. We expect that additional sources of funding will be required to fund this increased capital investment. Further, if our actual results should differ unfavorably from the Fiscal 2005 business plan, it could become necessary for us to seek additional capital during Fiscal 2005. Tully's expects that additional sources of funding will be required in subsequent periods to fund capital expenditures required for growth of the business and fund repayment of other long-term obligations and commitments. Such additional sources of funding are expected to include debt or equity financings.

The terms of our credit facilities require that proceeds from sales of new equity first be used for repayment of those obligations, which mature in Fiscal 2006. Further, the holders of the credit facility and the guarantors of that facility have a security interest in all of our assets. Accordingly, we expect to first use the proceeds, if any, from new equity or debt financings to repay the borrowings under the credit facilities and our convertible promissory note, and to use any additional proceeds for growth of the business and general corporate purposes. The rights offering may provide some new capital, but that is only a secondary objective of that proposed offering and we are not able to anticipate the extent to which our shareholders will elect to purchase securities in that proposed offering. We are currently evaluating possible sources of new capital, which may include new debt or new convertible debt.

If the pricing or terms for any new financing do not meet our expectations, we may be required to choose between completion of the financing on such unfavorable terms or not completing the financing. If other sources of capital are unavailable, or are available only on a limited basis or under unacceptable terms, then we could be required to substantially reduce operating, marketing, general and administrative costs related to our continuing operations, or reduce or discontinue our investments in store improvements, new customers and new products. In addition, we could be required to sell individual or groups of stores or other assets (such as wholesale distribution territories) and could be unable to take advantage of business opportunities or respond to competitive pressures. Store sales would involve the assignment or sub-lease of the store location (which may require the lessor's consent) and the sale of the store equipment, leasehold improvements and related assets. The proceeds received from the sale of stores or other assets might not be sufficient to satisfy our capital needs, and the sale of better-performing stores or other income-producing assets could adversely affect our future operating results and cash flows.

Tully's Articles of Incorporation provide that our Series A Preferred Stock is senior to the Common Stock for a stated dollar amount of liquidation preference, and the Series B Preferred stock is junior to a stated dollar amount of liquidation preference for each of the Series A Preferred Stock and the holders of the Common Stock. If we were to sell all or a substantial portion of our assets in order to meet our operating needs and satisfy our obligations or were to be liquidated, the amounts available for distribution to shareholders might be less than the aggregate liquidation preferences of the more senior shareholders, and no amounts might be available for distribution to the more junior shareholders.

Application of Critical Accounting Policies

We have identified the policies below as critical to our business operations and the understanding of our results of operations. The impact and any associated risks related to these policies on our business operations is discussed throughout Management's Discussion and Analysis of Financial Condition and Results of Operations where such policies affect our reported and expected financial results. For a detailed discussion on the application of these and other accounting policies, see Note 1 of the Notes to the Consolidated Financial Statements. Note that our preparation of the consolidated financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of our financial statements, and the reported amounts of revenue and expenses during the reporting period. There can be no assurance that actual results will not differ from those estimates.

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. We believe the following critical accounting policies affect our more significant judgments and estimates used in our consolidated financial statements, and should be read in conjunction with the Consolidated Financial Statements. Our critical accounting policies relate particularly to (1) revenue recognition and (2) evaluation for impairment of long-lived assets, and (3) lease termination reserves.

Revenue recognition

Sales are generally recognized at the time of the sale at retail store locations. Sales for the Wholesale and Specialty divisions are recognized upon shipment of the products. Allowances to Wholesale Division customers for retail display and distribution positions (such as "slotting" allowances) are recognized as a reduction in sales, reducing gross profits until fully amortized (typically a period of two to six months). Other discounts and allowances are recognized in the period earned by the customer.

Revenues from advance license fees and similar agreements are recognized on the straight-line basis over the expected life of the agreements (ranging from eight to fifteen years). Management's judgment is involved in determining the applicable amortization periods for these advance license fees. Royalty revenues for international licensees are recognized in accordance with the license agreements based upon sales at specific licensee store locations. Coffee roasting fees are recognized when the licensee that is subject to the fee purchases coffee. Initial franchise fees for new stores franchised by Tully's are recognized when Tully's has completed the services required to earn the fee and make it non-refundable, which is generally upon opening of the store. Royalty revenues for stores franchised by Tully's are recognized in accordance with the franchise agreements based upon sales at the franchised store locations.

Evaluation of long-lived assets for impairment

We periodically review the carrying value of our long-lived assets for continued appropriateness. This review is based upon our projections of anticipated future cash flows. We record impairment losses on long-lived assets used in operations when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of those items. Our cash flow estimates are based on historical results adjusted to reflect our best estimate of future market and operating conditions. While we believe that our estimates of future cash flows are reasonable, different assumptions regarding such cash flows could materially affect our evaluations. The net carrying value of assets not recoverable are reduced to their fair value. Our estimates of fair value represent our best estimate, based primarily on discounted cash flows.

Recognition and measurement of lease termination reserves

Periodically, we will determine that certain leases will be terminated and the store or other operation will be closed. At the time when agreements are reached, we accrue for the net future minimum lease payments of the related lease agreements. Amounts accrued as net future minimum losses include the discounted estimated future rental payments and lease termination fees, and estimated sub-lease recoveries.

New Accounting Standards

See Note 1 of the Notes to the Consolidated Financial Statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

License royalty revenues from FOODX are computed based upon the sales of the FOODX franchised stores in Japan, and coffee roasting fees are computed, in part, based upon the cost of the coffee roasted for FOODX in Japan, which are both transacted by FOODX in yen. These amounts are therefore subject to fluctuations in the currency exchange rates. These amounts are paid monthly and represent less than three percent of our net sales. At the present time, we do not hedge foreign currency risk, but may hedge known transaction exposure in the future. We estimate that an unfavorable ten percent change in the U.S. dollar/Yen currency exchange rates could reduce operating income by $100,000 to $200,000 annually.

The supply and price of coffee beans are subject to significant volatility and can be affected by multiple factors in producing countries, including weather, political and economic conditions. In addition, green coffee bean prices have been affected in the past, and may be affected in the future, by the actions of certain organizations and associations that have historically attempted to influence commodity prices of green coffee beans through agreements establishing export quotas or restricting coffee bean supplies worldwide. In order to limit the cost exposure of the main commodity used in our business, we enter into fixed-price purchase commitments. Typically, Tully's has entered into contracts for the next season's delivery of green coffee beans to help ensure adequacy of supply. However, in Fiscal 2004, Tully's also entered into contracts for part of its second year (Fiscal 2006) coffee harvest requirements, in order to provide a more stable market for the growers and to provide for more certainty of coffee bean supply and pricing in Fiscal 2006. As of March 28, 2004, we had approximately $3,600,000 in fixed-price purchase commitments for Fiscal 2005 and $1,500,000 in fixed-price purchase commitments for Fiscal 2006. We believe, based on relationships established with our suppliers, that the risk of loss on nondelivery on such purchase commitments is remote. However, we estimate that a ten percent increase in coffee bean pricing could reduce operating income by $400,000 to $500,000 annually if we were unable to adjust our retail prices. We currently have no foreign currency exchange rate exposure related to our purchasing of coffee beans because all transactions are denominated in U.S. dollars.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

PricewaterhouseCoopers LLP served as independent accountants to Tully's for Fiscal 2002 and until May 5, 2003, when the Company dismissed PricewaterhouseCoopers LLP as its principal accountant. On May 8, 2003, Tully's engaged Moss Adams LLP, as our principal accountant to audit our consolidated financial statements.

The decision to change accountants was recommended by the audit committee of the Board of Directors and was approved by our Board of Directors. During Fiscal 2002 and the preceding year (Fiscal 2001) and through May 8, 2003, we did not consult with Moss Adams LLP regarding the application of accounting principles to any specified transaction or the type of audit opinion that might be rendered on our financial statements. The audit committee of the Board of Directors reappointed Moss Adams LLP in connection with the examination of the Fiscal 2004 financial statements; this reappointment was affirmed by the Board of Directors and was affirmed by our shareholders at the 2003 Annual Meeting of Shareholders on March 25, 2004.

The audit reports of PricewaterhouseCoopers LLP on our consolidated financial statements as of and for the years ended March 31, 2002 and April 1, 2001 did not contain any adverse opinion, disclaimer of opinion or qualification or modification as to uncertainty, audit scope or accounting principles, other than emphasis paragraphs that referred to our recent and prospective liquidity issues. During Fiscal 2002 and Fiscal 2001, and during the period April 1, 2002 through May 5, 2003, there were no disagreements with PricewaterhouseCoopers LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of PricewaterhouseCoopers LLP, would have caused PricewaterhouseCoopers LLP to make reference to the subject matter of the disagreements in connection with their reports, and there was no occurrence of any reportable event, within the meaning of Item 304(a)(1)(v) of Regulation S-K under the Securities Exchange Act of 1934.

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Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Tully's Coffee Corporation

We have audited the accompanying consolidated balance sheets of Tully's Coffee Corporation as of March 28, 2004 and March 30, 2003, and the related consolidated statements of operations, comprehensive loss, changes in shareholders' equity (deficit), and cash flows for each of the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tully's Coffee Corporation as of March 28, 2004 and March 30, 2003 and the results of its operations and cash flows for each of the years then ended in conformity with accounting principles generally accepted in the United States of America.

MOSS ADAMS LLP
Seattle, Washington
May 21, 2004 except as to Note 22,
as to which the date is June 25, 2004

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Tully's Coffee Corporation:

In our opinion, the consolidated statements of operations, of comprehensive loss, of changes in stockholders' equity and of cash flows for the year ended March 31, 2002 present fairly, in all material respects, the results of operations and cash flows of Tully's Coffee Corporation for the year ended March 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. We have not audited the consolidated financial statements of Tully's Coffee Corporation for any period subsequent to March 31, 2002.

See Note 2 for discussion of the Company's recent and prospective liquidity issues.

PRICEWATERHOUSECOOPERS LLP
Seattle, Washington
June 28, 2002

Tully's Coffee Corporation

Consolidated Balance Sheets

	March 28, 2004	March 30, 2003
	(dollars in thousands, except share data)	
Assets		
Current assets		
Cash and cash equivalents	$ 1,247	$ 993
Accounts receivable, net of allowance for doubtful accounts of $134 and $173 at 2004 and 2003, respectively	889	1,239
Inventories	2,170	2,417
Prepaid expenses and other current assets	664	668
Total current assets	4,970	5,317
Property and equipment, net	14,004	17,079
Goodwill, net	523	523
Other intangible assets, net	874	994
Other assets	573	678
Total assets	$ 20,944	$ 24,591
Liabilities and Stockholders' Deficit		
Current liabilities		
Accounts payable	$ 2,177	$ 2,389
Accrued liabilities	3,949	3,034
Current portion of long-term debt	912	377
Current portion of capital lease obligations	233	184
Deferred revenue	2,124	1,838
Total current liabilities	9,395	7,822
Long-term debt, net of current portion	2,167	3,106
Capital lease obligation, net of current portion	203	360
Deferred lease costs	1,406	1,507
Convertible promissory note, net of discount	2,931	2,816
Deferred revenue, net of current portion	10,296	12,169
Total liabilities	26,398	27,780
Commitments and contingencies (Notes 9 and 16)		
Stockholders' deficit		
Series A Convertible Preferred stock, no par value; 17,500,000 shares authorized, 15,378,264 issued and outstanding at 2004 and 2003; stated value of $2.50 per share and a liquidation preference of $38,446 at 2004 and 2003	34,483	34,483
Common stock, no par value; 120,000,000 shares authorized at 2004 and 2003; 16,491,187 and 16,409,187 shares issued and outstanding at 2004 and 2003, respectively, with a liquidation preference of $37,105 (2004) and $36,921 (2003)	9,286	9,272
Series B Convertible Preferred stock, no par value; 8,000,000 shares authorized, 4,990,709 issued and outstanding at 2004 and 2003, stated value of $2.50 per share and a liquidation preference of $12,477 at 2004 and 2003	11,066	11,066
Deferred stock compensation	(74)	(161)
Additional paid-in capital	27,738	27,435
Accumulated deficit	(87,953)	(85,284)
Total stockholders' deficit	(5,454)	(3,189)
Total liabilities and stockholders' deficit	$ 20,944	$ 24,591

The accompanying notes are an integral part of these consolidated financial statements.

Tully's Coffee Corporation

Consolidated Statements of Operations

	Years ended		
	March 28, 2004	March 30, 2003	March 31, 2002
	(dollars in thousands, except per share data)		
Net sales			
Sales of products	$47,441	$48,114	$ 49,500
Licenses, royalties, and fees	1,240	643	45
Recognition of deferred revenue	2,087	2,043	1,913
Net sales	50,768	50,800	51,458
Cost of goods sold and operating expenses			
Cost of goods sold and related occupancy expenses	22,153	23,666	25,905
Store operating expenses	16,923	17,213	17,390
Other operating expenses	2,014	1,903	1,581
Marketing, general and administrative costs	7,181	9,290	11,160
Depreciation and amortization	3,607	3,894	4,600
Evaluation of business integration opportunity	541	—	—
Impairment of long-lived assets	99	1,390	2,350
Store closure and lease termination costs	170	108	1,583
Total cost of goods sold and operating expenses	52,688	57,464	64,569
Operating loss	(1,920)	(6,664)	(13,111)
Other income (expense)			
Interest expense	(537)	(648)	(812)
Interest income	4	21	124
Gain on sale of investments	—	14	2,887
Miscellaneous income (expense)	54	510	(18)
Loan guarantee fee expense	(227)	(94)	(216)
Total other income (expense)	(706)	(197)	1,965
Loss before income taxes and cumulative effect of change in accounting principle	(2,626)	(6,861)	(11,146)
Income tax expense	43	25	6
Loss before cumulative effect of change in accounting principle	(2,669)	(6,886)	(11,152)
Cumulative effect of change in accounting principle	—	(3,018)	—
Net loss	$(2,669)	$(9,904)	$(11,152)
Net loss per share—basic and diluted			
Loss before cumulative effect of change in accounting principle	$ (0.16)	$ (0.42)	$ (0.69)
Cumulative effect of change in accounting principle	—	$ (0.18)	—
Net loss per share—basic and diluted	$ (0.16)	$ (0.60)	$ (0.69)
Weighted average shares used in computing basic and diluted net loss per share	16,451	16,377	16,274

The accompanying notes are an integral part of these consolidated financial statements.

Tully's Coffee Corporation

Consolidated Statements of Comprehensive Loss

	Years ended		
	March 28, 2004	March 30, 2003	March 31, 2002
	(dollars in thousands)		
Net loss	$(2,669)	$(9,904)	$(11,152)
Other comprehensive income (loss):			
Unrealized holding gain on short-term investments, arising in the period	—	124	2,777
Less: Reclassification adjustment for realized gain on short-term investments, included in net loss	—	(14)	(2,887)
	—	110	(110)
Total comprehensive loss	$(2,669)	$(9,794)	$(11,262)

The accompanying notes are an integral part of these consolidated financial statements.

Tully's Coffee Corporation

Consolidated Statements of Changes in Stockholders' Equity (Deficit)
Years Ended March 28, 2004, March 30, 2003, and March 31, 2002

(dollars in thousands, except per share data)	Convertible Preferred Stock				Common Stock		Note receivable from stockholder	Additional paid-in capital	Accumulated Other Comprehensive loss	Accumulated deficit	Total
	Shares	Series A	Shares	Series B	Shares	Amount					
Balance, April 1, 2001	15,378,264	$34,483	4,990,709	$11,066	16,166,037	$8,980	$(601)	$25,545	$ —	$(64,228)	$15,245
Issuance of common stock warrants in payment of accrued liability								599			599
Issuance of 105,112 options in exchange for loan guarantees								210			210
Issuance of common stock warrants under terms of convertible promissory note								480			480
Issuance of common stock in connection with purchases of goods and services					12,000	30					30
Exercise of stock options					10,076	3					3
Issuance of stock options								259			259
Exercise of common stock warrants					7,500	2					2
Issuance of common stock in connection with termination of grocery store agreement					125,000	250					250
Note receivable from stockholder							601				601
Other comprehensive loss									(110)		(110)
Net loss										(11,152)	(11,152)
Balance, March 31, 2002	15,378,264	$34,483	4,990,709	$11,066	16,320,613	$9,265	$ —	$27,093	$(110)	$(75,380)	$ 6,417

The accompanying notes are an integral part of these consolidated financial statements.

Tully's Coffee Corporation

Consolidated Statements of Changes in Stockholders' Equity (Deficit)
Years Ended March 28, 2004, March 30, 2003, and March 31, 2002
(continued)

(dollars in thousands, except per share data)	Convertible Preferred Stock				Common Stock		Additional paid-in capital	Deferred Stock Compensation	Accumulated Other Comprehensive loss	Accumulated deficit	Total
	Shares	Series A	Shares	Series B	Shares	Amount					
Balance, March 31, 2002	15,378,264	$34,483	4,990,709	$11,066	16,320,613	$9,265	$27,093	$ —	$(110)	$(75,380)	$ 6,417
Issuance of common stock warrants under terms of convertible promissory note							72				72
Issuance of common stock warrants as compensation for loan guarantees							28				28
Exercise of stock options					68,574	1					1
Issuance of stock options							217	(217)			—
Amortization of deferred stock compensation								56			56
Stock option expense							25				25
Exercise of common stock warrants					20,000	6					6
Other comprehensive loss									110		110
Net loss										(9,904)	(9,904)
Balance, March 30, 2003	15,378,264	$34,483	4,990,709	$11,066	16,409,187	$9,272	$27,435	$(161)	$ —	$(85,284)	$(3,189)

The accompanying notes are an integral part of these consolidated financial statements.

Tully's Coffee Corporation

Consolidated Statements of Changes in Stockholders' Equity (Deficit)
Years Ended March 28, 2004, March 30, 2003, and March 31, 2002
(continued)

(dollars in thousands, except per share data)	Convertible Preferred Stock				Common Stock		Additional paid-in capital	Deferred Stock Compensation	Accumulated Other Comprehensive loss	Accumulated deficit	Total
	Shares	Series A	Shares	Series B	Shares	Amount					
Balance, March 30, 2003	15,378,264	$34,483	4,990,709	$11,066	16,409,187	$9,272	$27,435	$(161)	$—	$(85,284)	$(3,189)
Issuance of common stock warrants under terms of convertible promissory note							72				72
Issuance of common stock warrants as compensation for loan guarantees							230				230
Amortization of deferred stock compensation								87			87
Stock option expense							1				1
Exercise of common stock warrants					82,000	14					14
Net loss										(2,669)	(2,669)
Balance, March 28, 2004	15,378,264	$34,483	4,990,709	$11,066	16,491,187	$9,286	$27,738	$ (74)	$—	$(87,953)	$(5,454)

The accompanying notes are an integral part of these consolidated financial statements.

Tully's Coffee Corporation

Consolidated Statements of Cash Flows

	Years ended		
	March 28, 2004	March 30, 2003	March 31, 2002
	(dollars in thousands)		
Cash flows from operating activities			
Net loss	$(2,669)	$(9,904)	$(11,152)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities			
Cumulative effect of change in accounting principle	—	3,018	—
Depreciation and amortization	3,607	3,894	4,600
Impairment of long-lived assets	99	1,390	2,350
Store closure costs charged to operations	170	108	1,583
Gain on sale of assets	(9)	—	—
Gain on sale of investments	—	(14)	(2,887)
Stock option expense	87	81	259
Provision for doubtful accounts	83	168	7
Stock issued in exchange for services	—	—	280
Loan guarantee fee expense	227	69	210
Non-cash interest expense	186	498	566
Recognition of deferred revenue	(2,087)	(2,043)	(1,913)
Changes in assets and liabilities:			
Accounts receivable	267	(336)	(194)
Inventories	278	(159)	2,670
Prepaid expenses and other assets	108	(161)	(229)
Accounts payable	(212)	130	(3,136)
Accrued liabilities	752	(198)	(2,470)
Deferred lease costs	(100)	172	219
Deferred revenue cash received	500	—	16,200
Net cash provided by (used in) operating activities	1,287	(3,287)	6,963
Cash flows from investing activities			
Proceeds from the sale of investments	—	1,829	3,025
Purchases of property and equipment	(320)	(1,186)	(3,024)
Proceeds from disposals of property and equipment	34	—	—
Additions to intangible assets	—	—	(12)
Net cash provided by (used in) investing activities	(286)	643	(11)
Cash flows from financing activities			
Borrowings under credit lines	—	2,465	—
Payment of credit lines	(382)	(16)	(5,500)
Payments on notes payable and capital leases	(379)	(785)	(737)
Proceeds from notes payable	—	282	305
Payments on related party notes payable	—	—	(1,350)
Proceeds from related party notes payable	—	—	1,000
Proceeds from exercise of stock options and warrants	14	7	5
Repayments of (increases in) note receivable from stockholder	—	—	601
Net cash provided by (used in) financing activities	(747)	1,953	(5,676)
Net increase (decrease) in cash and cash equivalents	254	(691)	1,276
Cash and cash equivalents			
Beginning of period	993	1,684	408
End of period	$ 1,247	$ 993	$ 1,684

The accompanying notes are an integral part of these consolidated financial statements.

Tully's Coffee Corporation

Consolidated Statements of Cash Flows

Supplemental disclosure of cash flow information and non-cash investing and financing activities:

	Years ended		
	March 28, 2004	March 30, 2003	March 31, 2002
	(dollars in thousands)		
Cash paid during the period for interest	$206	$ 73	$ 246
Non-cash investing and financing activity			
Accounts payable to purchase equipment	—	—	121
Issuance of warrants in payment of accrued liabilities	—	—	599
Available-for-sale securities received for deferred revenue	—	—	1,771
Capital leases for purchase of equipment	250	723	—
Deferred lease cost (tenant improvement allowance) converted to long-term debt	—	890	—

The accompanying notes are an integral part of these consolidated financial statements.

Tully's Coffee Corporation

Notes to Consolidated Financial Statements

1. The Company and significant accounting policies

The Company and nature of operations

Tully's Coffee Corporation was formed in 1992 for the purpose of developing and operating retail specialty coffee stores that feature high quality, premium roasted whole bean coffees developed and roasted by the Company. In these consolidated financial statements, references to "we," "us," "Tully's" or the "Company" refer to Tully's Coffee Corporation. Our stores sell high quality, premium roasted whole bean coffees, and serve a wide selection of hot and cold beverages that features our coffees and our premium softened ice cream. Tully's stores also sell baked goods and pastries and other complementary snack and food items and coffee-related accessories, supplies, and equipment. As of March 28, 2004, our Retail division operated 94 retail stores located principally in the Seattle, San Francisco, Portland (Oregon) and Los Angeles metropolitan areas.

Our Wholesale division sells Tully's premium roasted whole bean coffees and related supplies and accessories to domestic customers in the food service, supermarket, restaurant, office coffee service and institutional channels.

During Fiscal 2004, Tully's commenced development of new business opportunities related to the licensing or franchising of Tully's stores within the domestic U.S. markets and related to other business ventures extending the Tully's brand into complementary products. Tully's has renamed its former International division as the "Specialty division." The Specialty Division includes these U.S. franchising and licensing activities (exclusive of any product sales to these customers, which are included in the Wholesale division) and also the international business activities of the former International division. For purposes of these consolidated financial statements, the terms "franchise" and "license" are used interchangeably.

The Specialty division has licensed third parties to operate Tully's-branded stores and to sell Tully's-branded coffee and other products in Asia (See Note 13). We have a license and supply agreement with FOODX Globe Co., Ltd. ("FOODX") formerly known as Tully's Coffee Japan ("TCJ"), which, as of May 31, 2004, operated 89 Tully's retail stores in Japan and had franchised an additional 104 stores that operate under the Tully's brand in Japan. Ueshima Coffee Company ("UCC") is licensed to use the Tully's brand throughout Asia other than Japan, and operates one Tully's-branded store (in Seoul, South Korea). No U.S. franchised stores were operating in Fiscal 2004, but two U.S. franchised stores were operating as of June 15, 2004.

Fiscal periods

We end our fiscal year on the Sunday closest to March 31. As a result, we record our revenue and expenses on a 52 or 53 week period, depending on the year. Each of the fiscal years ended March 28, 2004 ("Fiscal 2004"), March 30, 2003 ("Fiscal 2003"), March 31, 2002 ("Fiscal 2002") and April 1, 2001 ("Fiscal 2001") included 52 weeks. The fiscal year ending April 3, 2005 will include 53 weeks ("Fiscal 2005").

Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Spinelli Coffee Company. All significant inter-company balances and transactions have been eliminated in consolidation. Investments in companies and joint ventures representing ownership interests of less than 20%, and for which we do not exercise significant influence, are carried at cost.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

We consider all short-term investments with a maturity of three months or less when purchased to be cash equivalents.

Trade Accounts Receivable

Tully's provides products to approved customers on an open account basis. We generally do not require collateral on trade receivables. Tully's reviews a customer's credit history before extending credit and establishes an allowance for doubtful accounts based on the risk of specific customers. Historically, credit related losses on trade receivables have not been significant.

Inventories

Inventories are stated at the lower of cost (on the first-in, first-out basis) or market. Our sourcing and merchandising process is centralized, but each store generally orders its individual requirements from our distribution facility and our authorized vendors. We purchase our green coffee beans primarily from three vendors and are not significantly dependent on any single source of supply.

Property and equipment

Property and equipment are carried at cost less accumulated depreciation and amortization. Depreciation of property and equipment includes amortization of assets under capital leases and is provided on the straight-line method over the estimated useful lives. Machinery and equipment are depreciated over 5 to 7 years. Leasehold improvements are depreciated over the shorter of their estimated useful lives or the related lease life, generally 3 to 15 years. Software is depreciated over 3 years. The cost of property held under capital lease is equal to the lower of the net present value of the minimum lease payments or the fair value of the leased property at the inception of the lease. Expenditures for additions and improvements are capitalized and expenditures for repairs and maintenance are charged to expense as incurred. The cost and accumulated depreciation of assets sold or retired are removed from the accounts, and the related gains and losses are included in the results of operations. Certain properties and equipment have been reduced below cost due to impairment charges (See Note 8).

Goodwill and other intangible assets

Other intangible assets include leasehold interests, trademark and logo design costs, covenants not to compete, goodwill and other assets. Amortization of leasehold interests is provided over the life of the lease, including options to renew. Other intangible assets are amortized on the straight-line method over 5 to 15 years. Effective April 1, 2002, Tully's ceased amortization of goodwill as described in Note 7.

Impairment of long-lived assets

Statement of Financial Accounting Standards No. 144, " Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"), requires that long-lived assets and certain intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. If impairment has occurred, an impairment loss must be recognized.

As part of our review, assets are grouped and evaluated at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets. Tully's has identified this lowest level to be principally individual stores. We consider historical performance and future estimated results in our evaluation of potential impairment and then compare the carrying amount of the asset to the estimated future cash flows expected to result from the use of the asset. If the carrying amount of the asset exceeds estimated expected undiscounted future cash flows, we measure the amount of the impairment by comparing the carrying amount of the asset to its fair value. The estimation of fair value is measured by discounting expected future cash flows.

Lease termination costs

Periodically, Tully's will determine that certain leases will be terminated and the location will be closed. At such determination, we accrue for the net future minimum lease payments of the related lease agreements. Amounts accrued as net future minimum losses include the discounted estimated future rental payments, lease termination fees, and sub-lease recoveries.

Segment reporting

Tully's is organized into three principal business units. We complement our Retail division's operations with additional channels for distribution of our branded products, which we manage as separate business segments: (1) our Specialty division, which sells Tully's coffee and related products and supplies to our foreign licensees and manages the relationships with these licensees, and is responsible for the franchising and licensing of Tully's stores in the U.S. and for developing business opportunities for complementary Tully's-branded products and (2) our Wholesale division, which sells Tully's coffee and related products and supplies to domestic resellers in the supermarket, food service, restaurant, office coffee service, and institutional channels. The Wholesale division is also responsible for our mail order and Internet sales activities.

Revenue recognition

Sales are generally recognized at the time of the sale at retail store locations. Sales for the Wholesale and Specialty divisions are generally recognized upon shipment of the products. Allowances to Wholesale division customers for retail display or distribution positions (such as "slotting" allowances) are recognized as a reduction in sales, reducing gross profits until fully amortized (typically a period of two to six months). Other discounts and allowances are recognized in the period earned by the customer.

Revenues from advance territorial license fees and from international roasting agreements are recognized on the straight-line basis over the expected life of the agreements (ranging from eight to fifteen years). Royalty revenues for international licensees are recognized in accordance with the license agreements based upon sales at specific licensee store locations. Coffee roasting fees are recognized when the licensee that is subject to the fee purchases coffee. Initial franchise fees for new stores franchised by Tully's are recognized when Tully's has completed the services required to earn the fee and make it non-refundable, which is generally upon opening of the store. Royalty revenues for stores franchised by Tully's are recognized in accordance with the franchise agreements based upon sales at the franchised store locations.

Concentrations of credit risk

We sell to various individuals and organizations while extending credit to customers and are therefore subject to credit risk. Accounts receivable at March 28, 2004, and March 30, 2003 include amounts due from FOODX, which represented 11% and 8% of the respective totals.

Tully's maintains its cash and investment balances with what we believe to be high credit quality financial institutions.

Store pre-opening costs

Costs incurred in connection with start-up and promotion of new store openings are expensed when incurred.

Advertising costs

Costs incurred for advertising and marketing are expensed in the periods to which the promotions are applicable and (including costs reported in store operating expenses, other operating expenses and marketing, general and administrative costs) totaled $1,322,000, $2,468,000, and $2,273,000 during Fiscal 2004, 2003, and 2002, respectively. Included in advertising and marketing are baseball park and other sponsorship fees totaling approximately $477,000, $1,187,000, and $1,392,000, during Fiscal 2004, Fiscal 2003, and Fiscal 2002, respectively.

Rent expense

Tully's operates in leased buildings. Certain lease agreements provide for scheduled rent increases during the lease terms or for rental payments commencing on a date other than the date of initial occupancy. Such "stepped" rent expense is recorded on a straight-line basis over the respective terms of the leases. Certain leases require contingent rent based on gross sales and such rent expense is recognized as incurred.

Income taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Tully's has recorded a valuation allowance against net deferred tax assets as we could not conclude that it was more likely than not that the tax benefits from temporary differences and net operating loss carryforwards would be realized. In subsequent periods, we may reduce the valuation allowance, provided that the possibility of utilization of the deferred tax assets is more likely than not.

Fair value of financial instruments

The carrying amount of cash and cash equivalents and other current assets and liabilities, such as accounts receivable and accounts payable as presented in the consolidated financial statements, approximates fair value based on the short-term nature of these instruments. We believe the carrying amounts of our notes payable, line of credit and long-term debt approximate fair value because the interest rates are subject to change with, or approximate, market interest rates.

Stock-based compensation

Tully's adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123 (SFAS No. 123), "Accounting for Stock-Based Compensation." Tully's continues to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations ("APB 25"). Accordingly, compensation cost for stock options is measured as the excess, if any, of the fair value of our stock at the date of grant over the amount an employee must pay to acquire the stock. Compensation cost is amortized on a straight-line basis, over the vesting period of the individual options.

Had compensation cost for our stock option plans been determined based on the fair value at the grant date of the awards, consistent with the provisions of SFAS No. 123, our net loss and loss per share would have been increased to the pro forma amounts indicated below (in thousands, except per share data):

	Years ended		
	March 28, 2004	March 30, 2003	March 31, 2002
	(dollars in thousands, except per share data)		
Stock-based employee compensation cost			
As reported	$ 87	$ 81	$ 259
Pro forma	$ 137	$ 162	$ 390
Net loss-as reported	$(2,669)	$(9,904)	$(11,152)
Net loss-pro forma	$(2,719)	$(9,823)	$(11,283)
Basic and diluted loss per common share			
As reported	$ (0.16)	$ (0.60)	$ (0.69)
Pro forma	$ (0.17)	$ (0.60)	$ (0.69)

The fair values of the options granted were estimated on the date of grant using the Black-Scholes option valuation model based on the following assumptions used for grants in Fiscal 2004, Fiscal 2003, and Fiscal 2002:

	Years ended		
	March 28, 2004	March 30, 2003	March 31, 2002
Risk free interest rate	2.13% to 4.22%	3.61% to 5.09%	4.57% to 5.39%
Expected lives	3-7 years	3-10 years	3-10 years
Expected volatility	75%	80%	80%

Net loss per share

Basic loss per share is calculated as net loss applicable to the common shareholders divided by the weighted-average number of shares of common stock outstanding during the period. Diluted loss per share is based on the weighted-average number of shares of common stock and common stock equivalents outstanding during the period, including options, warrants, convertible preferred stock and convertible debt computed using the treasury stock method. Common stock equivalent shares are excluded from the calculation of diluted loss per share if the effect of including the common stock equivalent shares is antidilutive. Tully's had a net loss for all periods presented herein; therefore none of the options, warrants, convertible preferred stock or convertible debt outstanding during each of the periods presented were included in the computation of diluted loss per share as they were antidilutive. Such instruments were convertible into a total of 36,538,511, 33,360,408, and 31,874,014, shares of common stock and were excluded from the calculations of diluted loss per share for Fiscal 2004, Fiscal 2003, and Fiscal 2002, respectively.

Reclassifications

Reclassifications of prior year balances have been made to conform to the current year classifications and have no impact on net loss or financial position.

New accounting standards

Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), was issued by the FASB in June 2001. The statement changes the accounting for goodwill from an amortization method to an impairment only approach, and Tully's was required to adopt it for Fiscal 2003. Prior to the adoption of SFAS 142, Tully's amortized goodwill using the straight-line method over the estimated life of fifteen years. Upon adoption of SFAS 142, we ceased amortization of goodwill, thereby eliminating approximately $51,000 and $235,000 in amortization expense for Fiscal Years 2004, and 2003, respectively.

SFAS 142 requires that companies perform periodic evaluations of potential impairment of goodwill, with the initial assessment to be completed during the first six months of the year in which SFAS 142 is first applied. During Fiscal 2003, Tully's completed an impairment evaluation of its goodwill as of the beginning of Fiscal 2003 (April 1, 2002), and determined that a non-cash impairment charge of $3,018,000 should be recorded. As provided in SFAS 142, this impairment charge has been retroactively recorded as the cumulative effect of a change in accounting principle as of April 1, 2002 (See Note 7).

In July 2001, the FASB issued SFAS 143, "Accounting for Asset Retirement Obligations" ("SFAS 143"). SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development, and operation of a long-lived asset. The provisions of SFAS 143 will be effective for fiscal years beginning after June 15, 2002, although early application is permitted. We adopted SFAS 143 in Fiscal 2004.

In August 2001, the FASB issued SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144") which supersedes SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("SFAS 121"). SFAS 144 retains the fundamental provisions in SFAS 121 for recognizing and measuring impairment losses, while also resolving implementation issues associated with SFAS 121. We adopted the provisions of SFAS 144 effective April 1, 2002 (see Note 8).

In April 2002, the FASB issued SFAS 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections " ("SFAS 145"). SFAS 145 rescinds FASB Statement No. 4, Reporting Gains and Losses from Extinguishment of Debt, and an amendment of that Statement, FASB Statement No. 64, Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements. SFAS 145 also rescinds FASB Statement No. 44, Accounting for Intangible Assets of Motor Carriers. SFAS 145 amends FASB Statement No. 13, Accounting for Leases, to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The provisions of SFAS 145 are effective for fiscal years beginning after May 15, 2002. We adopted SFAS 145 in Fiscal 2004.

In July 2002, the FASB issued SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"). The standard requires costs associated with exit or disposal activities to be recognized when they are incurred rather than at the date of a commitment to an exit or disposal plan. We adopted the provisions for SFAS 146 during Fiscal 2003.

In December 2002, the FASB issued Statement No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure" (SFAS 148"), which amends Statement No. 123, Accounting for Stock-Based Compensation. This Statement provides alternative methods of transitioning, on a voluntary basis, from the intrinsic value method of accounting prescribed by APB 25, to the fair value method of accounting for stock-based employee compensation. The provisions of SFAS 148 are effective for fiscal years beginning after December 15, 2002. We believe that the adoption of SFAS 148 (which is voluntary) would not have a material impact on our financial position or the results of our operations, and we account for stock-based employee compensation as provided by APB 25.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities," ("SFAS 149"). SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS 149 is effective for certain contracts entered into or modified after June 30, 2003, and for certain hedging relationships designated after June 30, 2003. We adopted SFAS 149 in Fiscal 2004.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity," ("SFAS No. 150"). SFAS 150 establishes standards for classifying and measuring certain financial instruments with characteristics of both liabilities and equity. SFAS 150 requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances) because that financial instrument embodies an obligation of the issuer. The financial instruments affected include mandatorily redeemable stock, certain financial instruments that require or may require the issuer to buy back some of its shares in exchange for cash or other assets, and certain obligations that can be settled with shares of stock. SFAS No. 150 is effective for all financial instruments entered into or modified after May 31, 2003, and must be applied to the Company's existing financial instruments effective for the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of a nonpublic entity for which this statement is effective for fiscal periods beginning December 15, 2003. We adopted SFAS 150 in Fiscal 2004.

2. Liquidity

From our founding through Fiscal 2001, our primary objectives were to establish the Tully's brand, increase our revenues and expand our retail store base. During this period and through Fiscal 2003, our cash flow from operations was insufficient to cover operating expenses. Since Fiscal 2002, we have shifted our emphasis toward improving our operating performance and placed less emphasis upon expanding our retail store base, reflecting management's view that Tully's has sufficiently developed our brand identity and that greater emphasis should be placed on improving corporate productivity and operating performance. During the Fiscal 2004, our operating cash flow was sufficient to cover our operating expenses ($1,287,000 cash was provided by operations for Fiscal 2004 compared to $3,287,000 cash used by operations for Fiscal 2003). Our Fiscal 2005 business plan reflects increased emphasis on growth of the business, while continuing to prioritize improvements in overall corporate operating performance and the conservative use of capital.

Management expects that the continuing benefits from the improvement initiatives and business strategies will result in improved operating results in Fiscal 2005. In June 2004, we reached agreement with the lenders under our credit facilities and our convertible promissory note to extend the maturity dates for those obligations to August 1, 2005 (see Note 11 and Note 12), which has reduced the required principal payments under those debt instruments during Fiscal 2005. Management believes that the operating cash flows, financing cash flows, and investing cash flows projected in the Fiscal 2005 business plan, and the cash and cash equivalents of $1,247,000 at March 28, 2004, will be sufficient to fund ongoing operations of Tully's through Fiscal 2005. Accordingly, we do not anticipate that additional equity or long-term debt capital will be required during Fiscal 2005 to sustain current operations and meet our current obligations. However, we do expect to seek additional capital during Fiscal 2005 in order to fund a higher level of growth and to provide increased liquidity reserves.

In Fiscal 2005 we expect to give more attention to growth of the business, including a higher rate of new store openings compared to recent years, while continuing our focus on improving operating results. We expect that additional sources of funding will be required to fund this increased capital investment. Further, if our actual results should differ unfavorably from the Fiscal 2005 business plan, it could become necessary for us to seek additional capital during Fiscal 2005. Tully's expects that additional sources of funding will be required in subsequent periods to fund capital expenditures required for growth of the business and fund repayment of other long-term obligations and commitments. Such additional sources of funding are expected to include debt or equity financings.

The terms of our credit facilities require that proceeds from sales of new equity first be used for repayment of those obligations. Further, the holders of the credit facility and the guarantors of that facility have a security interest in all of our assets. Accordingly, we expect to first use the proceeds, if any, from new equity or debt financings to repay the borrowings under the credit facilities and our convertible promissory note, and to use any additional proceeds for growth of the business and general corporate purposes. The rights offering (see Note 18) may provide some new capital, but that is only a secondary objective of that proposed offering and we are not able to anticipate the extent to which our shareholders will elect to purchase securities in that proposed offering.

If the pricing or terms for the new financing do not meet our expectations, we may be required to choose between completion of the financing on such unfavorable terms or not completing the financing. If these other sources of capital are unavailable, or are available only on a limited basis or under unacceptable terms, then we could be required to substantially reduce operating, marketing, general and administrative costs related to our continuing operations, or reduce or discontinue our investments in store improvements, new customers and new products. In addition, we could be required to sell individual or groups of stores or other assets (such as wholesale distribution territories) and could be unable to take advantage of business opportunities or respond to competitive pressures. Store sales would involve the assignment or sub-lease of the store location (which may require the lessor's consent) and the sale of the store equipment, leasehold improvements and related assets. The proceeds received from the sale of stores or other assets might not be sufficient to satisfy our capital needs, and the sale of better-performing stores or other income-producing assets could adversely affect our future operating results and cash flows.

As of March 28, 2004 we had cash of $1,247,000, and a working capital deficit of $4,425,000. Because we principally operate as a "cash business," we generally do not require a significant net investment in working capital and historically have operated with current liabilities in excess of our current assets (excluding cash and cash equivalents). Our inventory levels typically increase during the spring due to coffee crop seasonality and, to a lesser degree, during the autumn due to holiday season merchandise. Inventories are also subject to short-term fluctuations based upon the timing of coffee receipts. Tully's expects that our investment in accounts receivable will increase in connection with anticipated sales growth in the Wholesale and Specialty divisions. Operating with minimal or deficit working capital has reduced our historical requirements for capital, but provides us with limited immediately available resources to address short-term needs and unanticipated business developments, and increases our dependence upon ongoing financing activities.

Cash requirements for Fiscal 2005, other than normal operating expenses and the commitments described in the financial statements and notes, are expected to consist primarily of capital expenditures related to the remodeling of retail stores, new stores, equipment and accounts receivable related to new Wholesale division customers, and roasting plant equipment. The level of cash invested in capital expenditures will depend upon the timing, form and amount of additional capital, if any, that we may raise in Fiscal 2005, and our assessment during Fiscal 2005 of the anticipated operating results for Fiscal 2006 and the opportunities for additional capital that may be raised in Fiscal 2006.

At March 28, 2004 we had total liabilities of $26,398,000 and total assets of $20,944,000, so that a deficit of $5,454,000 was reported for our shareholders. Operating with total liabilities in excess of total assets could make it more difficult for us to obtain financing or conclude other business dealings under terms that are satisfactory to us. However, liabilities at March 28, 2004 include deferred revenue in the aggregate amount of $12,420,000. We will liquidate the deferred revenue balance through recognition of non-cash revenues of approximately $1,800,000 annually in future periods, rather than through cash payments. The future cash expenses associated with deferred revenue are expected to be less than $200,000 per year. Accordingly, we expect to liquidate the deferred revenue balance ($12,420,000 at March 28, 2004) for less than $2,000,000 of future cash expenditures.

3. Allowance for doubtful accounts

The allowance for doubtful accounts is summarized as follows:

	Years ended		
	March 28, 2004	March 30, 2003	March 31, 2002
	(dollars in thousands)		
Balance, beginning of the year	$ 173	$ 349	$ 652
Additions charged to costs and expenses	94	168	7
Write-offs and other deductions	(133)	(344)	(310)
Balance, end of the year	$ 134	$ 173	$ 349

4. Inventories

Inventories consist of the following:

	March 28, 2004	March 30, 2003
	(dollars in thousands)	
Coffee		
Unroasted	$ 678	$1,057
Roasted	682	454
Other goods held for sale	467	478
Packaging and other supplies	343	428
Total	$2,170	$2,417

5. Other assets

Other assets consist of the following:

	March 28, 2004	March 30, 2003
	(dollars in thousands)	
Security deposits	$270	$315
Prepaid licensing expenses	298	352
Other	5	11
Total	$573	$678

6. Property and equipment

Property and equipment consist of the following:

	March 28, 2004	March 30, 2003
	(dollars in thousands)	
Machinery and equipment	$ 10,384	$ 10,426
Leasehold improvements	13,691	13,798
Furniture and fixtures	3,083	3,609
Software	295	905
	27,453	28,738
Less: Accumulated depreciation and amortization	(13,449)	(11,659)
Total	$ 14,004	$ 17,079

7. Goodwill and intangible assets

Goodwill and other intangible assets consist of the following:

	March 28, 2004	March 30, 2003
	(dollars in thousands)	
Goodwill	$ 523	$ 523
Other intangible assets:		
Leasehold interests	384	278
Lease commissions	214	214
Trademark and logo design costs	405	407
Covenants not to compete	261	346
Other	—	23
	1,264	1,268
Less accumulated amortization	(390)	(274)
Total other intangible assets	$ 874	$ 994

During Fiscal 2003, we adopted the full provisions of SFAS 142. SFAS 142 requires that companies perform periodic evaluations of potential impairment of goodwill, with the initial assessment to be completed during the first six months of the year in which SFAS 142 is first applied. During Fiscal 2003, Tully's performed an evaluation of its goodwill, and determined that an impairment of $3,018,000 should be recorded as of the beginning of Fiscal 2003 (April 1, 2002) related to our Retail division operations in California and Oregon. As provided in SFAS 142, this impairment charge has been retroactively recorded as the cumulative effect of a change in accounting principle as of the beginning of Fiscal 2003. The change in carrying amount of goodwill as of April 1, 2002 is as follows (in thousands):

Balance as of March 31, 2002	$ 3,572
Transition impairment adjustment recorded as the cumulative effect of a change in accounting principle as of April 1, 2002	(3,018)
Balance as of April 1, 2002	$ 554

Under SFAS 142, goodwill is no longer amortized. In accordance with SFAS 142, the effect of this accounting change is reflected prospectively, and Tully's ceased amortization of goodwill in Fiscal 2003. Supplemental comparative disclosure, as if this change had been retroactively applied to the prior year periods, is as follows:

	2004	2003	2002
	(dollars in thousands, except per share data)		
Net loss:			
Reported net loss	$(2,669)	$(9,904)	$(11,152)
Add back cumulative effect of change in accounting principle		3,018	—
Add back goodwill amortization	—	—	252
Adjusted net loss	$(2,669)	$(6,886)	$(10,900)
Basic and diluted loss per share:			
Reported loss per share	$ (0.16)	$ (0.60)	$ (0.69)
Add back			
Cumulative effect of change in accounting principle	$ —	$ 0.18	—
Goodwill amortization	—	—	0.02
Adjusted basic and diluted loss per share	$ (0.16)	$ (0.42)	$ (0.67)

Under SFAS 142, goodwill is to be periodically reevaluated and the carrying amount for goodwill is required to be reduced if an impairment is identified. Tully's has determined that this analysis will be performed annually during the fourth quarter of each fiscal year. The analysis was performed and impairment of $31,000 was recorded for Fiscal 2003, while no impairment was identified for Fiscal 2004.

The total amortization expense of other intangible assets was $119,000, $108,000 and $116,000 in Fiscal 2004, Fiscal 2003 and Fiscal 2002, respectively. Amortization expense for these other intangible assets during the next five years is estimated to be approximately $100,000 per year.

8. Impairment of long-lived assets

During the fourth quarter of Fiscal 2004, Tully's recognized a non-cash impairment loss of $99,000 in accordance with the provisions of SFAS 144 and SFAS 142. This relates to impairment of leasehold improvements and equipment. The review was performed in connection with the development and implementation of the Fiscal 2005 Business Plan. An impairment was identified based on this review. In order to determine the impairment, considerable management judgment is necessary to estimate discounted future cash flows. Accordingly, actual results could vary significantly from such estimates.

During the fourth quarter of Fiscal 2003, Tully's recognized a non-cash impairment loss of $1,390,000 in accordance with the provisions of SFAS 144 and SFAS 142. Of the total impairment loss, $31,000 represents impairment of goodwill (See Note 7) and $1,359,000 relates to impairment of leasehold improvements and equipment. During Fiscal 2002, Tully's recognized a non-cash impairment loss of $2,350,000. Of the total impairment loss, $49,000 represented impairment of goodwill and other assets, and $2,301,000 related to impairment of leasehold improvements and equipment. The Fiscal 2002 review was performed in recognition of the effects of continued economic weakness, the impact from the tragedies of September 11, 2001, capital constraints and changes in our strategy.

9. Income taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting and income tax purposes. The significant components of deferred tax assets and liabilities are as follows:

	March 28, 2004	March 30, 2003
	(dollars in thousands)	
Deferred tax assets		
Net operating loss carryforwards	$ 12,973	$ 11,713
Stock options	1,919	1,888
Deferred revenue	4,219	4,962
Property and equipment	2,429	2,233
Asset impairment, store closures and lease termination costs	1,893	1,919
Deferred lease costs	818	853
Allowance for doubtful accounts	48	61
Accrued vacation	256	157
Other	58	58
Total deferred tax assets	24,613	23,844
Deferred tax liabilities—None		
Less: Valuation allowance	(24,613)	(23,844)
Net deferred tax asset	$ —	$ —

At March 28, 2004, we had tax net operating loss carryforwards of approximately $34,000,000 that expire between 2013 and 2023.

Our ability to use our net operating losses to offset future income could be subject to restrictions enacted in the United States Internal Revenue Code of 1986, as amended. These restrictions limit future use of net operating losses and credit carryforwards if certain stock ownership changes occur.

A reconciliation of the statutory federal income tax rate to Tully's effective income tax rate is as follows:

	2004	2003	2002
Federal statutory rate	(34.0)%	(34.0)%	(34.0)%
State income taxes, net of federal benefit	(1.6)%	(1.6)%	(1.6)%
Change in tax rate	—	—	—
Other	0.7%	0.3%	1.9%
Valuation allowance	34.9%	35.3%	33.7%
	— %	— %	— %

In April 2004, we were advised by FOODX that the Japanese tax authorities are conducting an examination regarding the withholding taxes collected by FOODX, and that the tax authorities had taken a position that certain amounts paid by FOODX under its supply agreement with us should be subject to Japanese withholding taxes. FOODX has informed us that the tax authorities have demanded taxes, interest and penalties in the aggregate amount of approximately $950,000, for which FOODX has requested indemnification from Tully's. We have not been provided sufficient information to evaluate the position of the Japanese tax authorities, or to evaluate the validity of the FOODX claim for indemnification. We believe that the withholding tax treatment by

FOODX under the supply agreement was appropriate. Further, if this assessment by the Japanese tax authority is determined to have been valid, we believe that FOODX may have compromised its ability to claim indemnification. We intend to investigate and vigorously defend our position, but cannot predict the financial impact to us of this matter.

Because of our net operating losses, no tax expense or benefit has been allocated to other comprehensive income.

10. Accrued liabilities

Accrued liabilities consist of the following:

	March 28, 2004	March 30, 2003
	(dollars in thousands)	
Employee wages and taxes	$1,253	$1,205
Professional fees and services	529	253
Accrued lease termination and store closure costs	281	245
Accrued real estate and property taxes	335	347
Other	1,551	984
Total	$3,949	$3,034

11. Credit lines and long term debt

On November 1, 2002, Tully's entered into a borrowing arrangement with Kent Central LLC ("KCL") that is secured by substantially all of our assets (the "KCL Credit Line"). Until July 2003, KCL was also lessor of the building that houses Tully's headquarters, roasting plant and distribution facility (See Note 16). The parties agreed to amend this lease in connection with the establishment of the KCL Credit Line. When we first occupied these premises in Fiscal 2001, KCL (as lessor) funded $1,000,000 of tenant improvements to the premises, and the lease was amended at that time to reimburse the lessor for the improvement allowance through increased lease payments. As a result, in Fiscal 2001 we recorded this $1,000,000 amount as a deferred lease cost liability, and (prior to the establishment of the KCL Credit Line) were amortizing this liability as rent was paid. Under the provisions of the KCL Credit Line and the lease amendment, the parties agreed to add the unamortized tenant improvement allowance of $890,037 to the borrowed principal amount under the KCL Credit Line and to reduce the monthly rental for the remainder of the lease term by approximately $16,000 per month.

Certain of our directors and shareholders (the "Guarantors") have, in the aggregate, guaranteed $2,000,000 of the borrowings under the KCL Credit Line. Borrowings under the KCL Credit Line bear interest at prime less ½%, and a 3% loan fee is paid annually. The KCL Credit Line was in the initial amount of $2,000,000 in addition to the $890,037 unamortized tenant improvement allowance. The terms of the KCL Credit Line and a related agreement among Tully's and the Guarantors include provisions that, among other things, restrict our ability to incur additional secured debt or liens and to sell, lease or transfer assets. Other provisions of these agreements would require accelerated repayment of the borrowed amounts in certain circumstances, including the issuance of new equity, certain mergers and changes in control, certain sales of assets, and upon certain changes or events relating to the Guarantors. We have agreed to indemnify the Guarantors in connection with the guaranties and have granted each of them a security interest in substantially all of our assets (subordinated to the security interest of KCL).

In consideration for providing the guaranties, Tully's is required to issue warrants to the Guarantors to purchase 30.86 shares of common stock, at an exercise price of $0.05 per share, for each $1,000 of debt guaranteed during a month. Thus, if our borrowings from KCL are $2,000,000 or more during each month of a year, we would issue warrants exercisable for an aggregate of 740,640 shares of common stock for the year. Tully's is recognizing these non-cash loan guaranty costs as a financing expense based upon the fair value at the date of grant of the warrants. Through June 15, 2004, we had granted warrants to the Guarantors as summarized below:

	Number of Shares		
	Director Guarantors	Other Guarantors	Total
Warrants issued in Fiscal 2003	74,064	30,860	104,924
Warrants issued in Fiscal 2004	444,384	292,950	737,334
Warrants issued April 2004 for the Fiscal Quarter Ended March 28, 2004	111,096	74,064	185,160
Total Warrants Issued	629,544	397,874	1,027,418

On March 3, 2003, KCL and Tully's amended the promissory note for the KCL Credit Line, providing an additional borrowing facility for Tully's (the "Second KCL Line"). Borrowings under the Second KCL Line are secured by substantially all of our and bear interest at prime plus 4%, and a 1.5% loan fee was paid on the maximum amount available under the line. Prior to the June 2004 Amendment described below, the borrowings under the Second KCL Line were limited to the lesser of $1,000,000 or 100% of eligible accounts receivable. KCL and the Guarantors agreed that KCL's security interest under the Second KCL is senior to the security interests of the Guarantors under their guaranties of the KCL Credit Line. On June 26, 2003, the Company and KCL amended the terms of the KCL Credit Line and the Second KCL Line to extend the maturities of the credit lines, and to establish a payment schedule for the KCL Credit Line. At March 28, 2004 the annual interest rate (exclusive of the loan fees) for the KCL Credit Line was 3.5% and for the Second KCL Line was 8.0%.

On June 24, 2004, Tully's, and KCL amended the terms of the KCL Credit Line and the Second KCL Line to extend the maturities of the credit lines (the "KCL Third Amendment"). Tully's is required to make monthly payments of principal for the KCL Credit Line in the amount of $70,000, in addition to any payments required as the result of asset sales or new equity capital (these principal payments also reduce the maximum amount which may be borrowed under the KCL Credit Line). Under the KCL Third Amendment, no loan fees are payable during the remainder of the term, and the interest rate for both the KCL Credit Line and the Second KCL line will be 12% per year commencing October 1, 2004. Effective June 24, 2004, maximum borrowings under the Second KCL line may not exceed $750,000. On August 1, 2005, Tully's is required to repay the remaining obligations under the KCL Credit Line and the Second KCL Line. The Guarantors consented to the modification of the KCL facilities in the KCL Third Amendment, and agreed to extend their Guarantees to both the KCL Credit Line and the Second KCL Line (subject to a maximum aggregate guaranty of $2,000,000). The outstanding debt under the KCL credit facilities at March 28, 2004 has been classified to reflect the scheduled maturities after giving effect to the KCL Third Amendment.

During Fiscal 2001 we borrowed from a bank under a bank loan agreement. As of April 1, 2001, Tully's was indebted to the bank for $5,500,000, and on October 1, 2001 we fully repaid the outstanding borrowings under the bank loan agreement and terminated the bank loan agreement. The borrowings were collateralized by substantially all of the our assets and were guaranteed by two Tully's directors. As compensation for the guarantee, the two directors were issued stock options (See Note 17).

Obligations under the KCL credit facilities, and other long-term debt consist of the following:

	March 28, 2004	March 30, 2003
	(dollars in thousands)	
Borrowings under the KCL Credit Line	$2,577	$2,874
Borrowings under the Second KCL Line	380	465
Note payable for purchase of insurance (as of March 28, 2004, payable in monthly installments of approximately $39,000 including interest at 5.85%, through June 2004), collateralized by unearned or return insurance premiums, accrued dividends and loss payments	117	119
Other	5	25
	3,079	3,483
Less: Current portion	(912)	(377)
Total	$2,167	$3,106

Future principal payments on the KCL credit facilities (giving effect to the KCL Third Amendment) and other long-term debt are as follows (dollars in thousands):

Fiscal year	
2005	$ 912
2006	2,167
Total	$3,079

12. Convertible promissory note

In December 2000, Tully's issued a convertible note in the principal amount of $3,000,000 to an affiliate of a then-director of the Company. At any time prior to the earlier of January 2, 2005 or repayment of the note, the note is convertible into Series A Preferred Stock or common stock in the event that all shares of Series A Preferred Stock have been converted to common stock. The conversion rate is the lesser of $2.50 per share or the price per share of the most recent offering price, public or private, of common stock.

On January 1, 2001, Tully's issued warrants to purchase 240,000 shares of common stock in accordance with the terms of the note. The fair value of the notes was determined to be $2,544,000 and the warrants, which have exercise prices below the fair value of the related common stock, were determined to have a fair value of approximately $456,000, using the Black Scholes valuation model.

Upon issuance, the note was immediately convertible into Series A Preferred Stock at the note holder's option and was therefore deemed to have a beneficial conversion feature in the amount of $456,000. The beneficial conversion feature is analogous to interest and will be allocated to interest expense over the life of the note. The unamortized portion of the beneficial conversion feature was $69,000 at March 28, 2004 and $184,000 at March 30, 2003 and is recorded as a discount to the debt.

Since the issuance of the note, Tully's has recorded additional non-cash interest expense in recognition of the additional warrants issued in lieu of cash interest payments. For each $100,000 of debt outstanding on each January 1st, we have been required to issue warrants to purchase 8,000 shares of common stock to the note holder. The warrants have an exercise price of $0.01 and are exercisable for ten years from the issuance dates thereof. As of January 1 in each of 2002, 2003 and 2004, Tully's issued warrants to purchase 240,000 shares of common stock in accordance with the terms of the note. These amounts have been recorded as a deferred charge and then are amortized to interest expense over the applicable year. The warrants issued on both January 1, 2004 and January 1, 2003 were determined to have a fair value of approximately $72,000 using the Black Scholes valuation model. Due to the amortization of the beneficial conversion feature and the issuance of the warrants, we recorded a non-cash charge to interest expense of $186,000 in Fiscal 2004, $498,000 in Fiscal 2003 and $566,000 in Fiscal 2002.

In June 2004, Tully's and the note holder agreed to amend the terms of the note as follows: (1) the maturity of the $3,000,000 principal amount was extended to August 1, 2005, (2) interest will be paid in cash on the outstanding balance of the note at the rate of 12% commencing January 1, 2005, and (3) no additional warrants will be issued in lieu of cash interest on the note.

13. International Licenses and Deferred Revenue

In April 2001, Tully's granted UCC an exclusive, perpetual license to use Tully's business names, trademarks and other intellectual property rights to develop and operate specialty coffee stores throughout Asia, except for Japan, and received a $12,000,000 license fee. We have accounted for this payment as deferred revenue and are amortizing this amount into income on a straight-line basis over the remaining term of the prepaid royalties under the agreement. Commencing in April 2009, UCC is required to pay us a royalty and service fee based upon the aggregate net revenues of the stores that UCC is then operating under the Tully's business name, and all other sales of products or services made under the Tully's business names and trademarks in Asia (other than Japan). Under this agreement, Tully's has granted UCC a security interest in certain of our intellectual property rights and certain proceeds related thereto solely as the same relate to stores located in the licensed territories. The $12,000,000 license fee payment was the net payment after applicable Japanese tax withholdings of approximately $1.2 million paid by UCC to the taxing authority, which amount is subject to refund by Tully's to UCC in the event the we receive a tax credit for such taxes.

Tully's has license and supply agreements with FOODX. During August 2002, TCJ changed its name to FOODX as part of a strategy to operate multiple restaurant strategies, including Tully's Coffee stores in Japan. Under the license agreement, as amended in Fiscal 2002, FOODX has the right to use the Tully's trademark, brand name and products in Japan in operating and franchising retail stores and engaging in wholesale coffee sales. FOODX is required to pay licensing fees to us based upon franchised store revenues. The supply agreement, as amended during Fiscal 2002, allows FOODX to roast Tully's coffee in Japan and to purchase other supplies and materials from sources other than Tully's, subject to quality and pricing requirements. FOODX is required to pay a fee to Tully's based upon the purchases of coffee roasted in Japan. FOODX commenced coffee roasting in Japan during Fiscal 2003.

In consideration for license rights and in connection with the formation of FOODX, we received 824 shares of FOODX stock. On October 1, 2001, Tully's received $4,200,000 in cash and 300 additional shares of FOODX common stock (valued at $1,771,000 on that date) in connection with the amendment of our supply agreement with FOODX. We accounted for the October 1, 2001 payment as deferred revenue and are amortizing this amount into income on a straight-line basis over fifteen years, the estimated life of the agreement.

On August 31, 2003, Tully's and FOODX amended the license agreement among the parties. The amendment provided our consent in connection with a proposed tender offer for the stock of FOODX by its management and other investors, and licenses FOODX to develop and market Tully's brand ready-to-drink coffee beverages ("RTD products") in Japan. Commencing November 2004, we will receive a royalty upon RTD product sales of FOODX. We received a fee of $500,000 from FOODX in connection with the amendment. We recorded the fee as deferred income and are amortizing the fee over the fourteen month period from the execution of the amendment through October 2004.

Deferred revenue is summarized as follows:

	Years Ended	
	March 28, 2004	March 30, 2003
	(dollars in thousands)	
License amendment fee payment from FOODX	$ 500	$ —
Less: Deferred revenue recognized in net sales	(2,087)	(2,043)
Other, net	—	(7)
Net decrease in deferred revenue for the year	(1,587)	(2,050)
Deferred revenue		
Beginning of year	14,007	16,057
End of year	12,420	14,007
Less: Current portion	(2,124)	(1,838)
Non-current portion of deferred revenue	$10,296	$12,169

During Fiscal 2004 we entered into preliminary discussions with FOODX about the possibility of integrating our business with FOODX. On May 12, 2004, we reported that we have ceased discussions with FOODX. In connection with these discussions and the evaluation of this business integration opportunity, we incurred fees and other expenses of approximately $541,000 in Fiscal 2004. Approximately $60,000 of additional costs were incurred in the first two months of Fiscal 2005.

In Fiscal 2003, we assigned our intellectual property rights outside of the United States relating to the Spinelli brand, including the trademarks and related goodwill, to Spinelli Pte. Ltd. ("SPL"). Under the agreement, SPL paid $500,000 to Tully's. We retain certain rights with respect to the use of the Spinelli brand and related intellectual property in the United States and Japan. The $500,000 purchase price, less approximately $40,000 of costs, was reported as "other- miscellaneous income" in Fiscal 2003.

14. Related-party transactions

In connection with the KCL Credit Line, warrants to purchase shares of common stock were issued to the Guarantors of the KCL Credit Line in Fiscal 2003 and Fiscal 2004, and we are obligated to issue additional warrants as compensation to the Guarantors (See Note 11).

Prior to its repayment (See Note 11), our bank borrowings were guaranteed by our Chairman and another director in consideration for a combined guarantee fee, paid in stock options with an estimated value equal to one percent (1.0%) per month on the line's monthly average balance. In Fiscal 2002, Tully's issued options to purchase an aggregate of 105,112 shares of common stock with an estimated fair market value of $210,000 to the guarantors.

A person who served as a director of Tully's from 1994 until December 2002 was at the time of counsel with a law firm that provides legal services to us. During Fiscal 2003 and Fiscal 2002, respectively, we incurred fees and costs of $196,000 (of which approximately $108,000 was payable at March 30, 2003) and $317,000 (of which approximately $116,000 was payable at March 31, 2002) for services by the law firm.

15. Store closure and lease termination costs

Store closure and lease termination costs are summarized as follows (dollars in thousands):

	Fiscal 2004	Fiscal 2003	Fiscal 2002
Store closure costs, including losses from disposal of property and equipment	$170	$ 12	$ 524
Lease termination costs	—	96	1,059
Total	$170	$108	$1,583

During Fiscal 2004, we closed seven stores that did not meet our financial criteria. These seven stores represented approximately 1.5% of our Fiscal 2004 sales. We closed a total of five stores during Fiscal 2003, including one seasonal store. These five stores represented approximately 0.8% of our Fiscal 2003 net sales. During Fiscal 2002, we determined to close twelve stores that did not meet management's financial requirements, and a $524,000 charge was recorded against operations during Fiscal 2002 for store closure costs and loss on disposal of property and equipment, plus a charge of $250,000 for termination of the related leases. Ten of these stores closed in Fiscal 2002 and two closed in Fiscal 2003. In Fiscal 2001 we identified four stores for closure and recognized a charge of $1,194,000 related to the closure of these stores. Two of these four stores closed during Fiscal 2001 and the remaining two closed in Fiscal 2002. Stores closed in Fiscal 2002 represented 2.0% of Fiscal 2002 net sales.

We also had unopened retail store locations for which leases had been signed, but the stores had not yet been built. We recognized $809,000 of costs for termination of these leases in Fiscal 2002. One of these locations was later reevaluated and opened as a new store in the fourth quarter of Fiscal 2003. As of March 28, 2004, the remainder of these leases had been terminated or subleased.

16. Commitments and contingencies

Lease commitments

We lease all of our retail and office space under operating leases, which expire through 2016. The leases provide for minimum annual payments, contingent rentals based upon gross sales and, in certain cases, escalation clauses and options to renew. Rental expense is recorded on a straight-line basis over the respective terms of the leases. Rental expense under these operating leases was approximately $5,800,000, $6,300,000, and $6,600,000 for Fiscal 2004, Fiscal 2003 and Fiscal 2002, respectively. Contingent rental expense was approximately $147,000, $141,000, and $167,000 for Fiscal 2004, Fiscal 2003 and Fiscal 2002, respectively and is recognized as incurred. Our Chairman has guaranteed performance under one of our leases.

In connection with certain leases, lessors have granted tenant improvement allowances to Tully's. These amounts, included in liabilities under the caption "deferred lease costs," are amortized into income on a straight-line basis over the life of the related lease. Also recorded in deferred lease costs is the "stepped rent" excess of rental expense computed on a straight-line basis over the actual rent payments required by the terms of our leases.

We lease the building in Seattle, Washington, that houses our headquarters, roasting plant and distribution facilities (the "Airport Way Property") pursuant to a ten-year lease (expiring May 2010) and subject to two five-year options to renew. In July 2003, the original lessor sold the Airport Way Property to Rainier Commons LLC ("Rainier") and Rainier thereby became lessor to Tully's. In Fiscal 2004, Rainier and Tully's amended the lease to (1) eliminate the lessor's option to terminate the lease on 150 days notice, (2) reduce the portion of the property leased to Tully's to approximately 80,000 square feet of building (the portion of the Airport Way Property that was used by Tully's) and make available to Rainier the remainder of the Airport Way Property, and (3) reduce the rent and occupancy costs paid by us.

We have subleased some of our leased premises to third parties under subleases with varying terms through 2008. Expected future sublease receipts under such sub-lease agreements are summarized as follows:

Fiscal year (dollars in thousands)	
2005	$ 384
2006	393
2007	359
2008	338
2009	290
Thereafter	202
Total	$1,966

Minimum future rental payments under noncancellable operating leases as of March 28, 2004 are summarized as follows:

Fiscal year (dollars in thousands)	
2005	$ 5,035
2006	4,753
2007	4,283
2008	3,707
2009	3,277
Thereafter	3,621
Total	$24,676

Tully's has funded the acquisition of equipment through capital leases. These leases typically have terms ranging from three to five years and generally have bargain purchase options. Minimum future rental payments under capital leases as of March 28, 2004 are summarized as follows:

Fiscal year (dollars in thousands)	
2005	$ 333
2006	119
2007	63
2008	19
2009	2
Thereafter	—
Total minimum lease payment	536
Less: Amount representing future interest	(100)
Present value of net minimum lease payments under capital leases	$ 436

Purchase commitments

It is our general practice to enter into forward commitments for the purchase of green coffee in order to secure future supplies of premium quality coffee beans that meet our specifications, in quantities that we estimate will be required to meet our future roasting needs. Typically, Tully's has entered into contracts for the next season's delivery of green coffee beans to help ensure adequacy of supply. However, in Fiscal 2004, Tully's also entered into contracts for part of its second year (Fiscal 2006) coffee harvest requirements, in order to provide a more stable market for the growers and to provide for more certainty of coffee bean supply and pricing in Fiscal 2006. As of March 28, 2004, we had approximately $3,600,000 in fixed-price purchase commitments for Fiscal 2005 and $1,500,000 in fixed-price purchase commitments for Fiscal 2006. We believe, based on relationships established with our suppliers, that the risk of non-delivery on such purchase commitments is remote.

Employment Agreements and Compensatory Arrangements

Pursuant to the employment agreement with our Chief Executive Officer, and the employment letters for other members of Tully's management, Tully's has agreed to pay severance compensation to our CEO and these executives in the event their employment by Tully's is terminated for reasons other than certain excluded circumstances. The amount of severance to be paid would depend upon the rate of salary at the time of termination and other factors. As of March 28, 2004, the aggregate contingent obligation for severance to these individuals was $648,000. In April 2004 Tully's accepted the resignation of our CEO, and is required to pay him severance compensation of $424,000 in varying installments over a twenty-four month period starting in July 2004.

Contingencies

In February 2004 a lawsuit was filed against Tully's in California State Court by two former store managers alleging misclassification of employment position and seeking damages, restitution, reclassification and attorneys' fees and costs. The plaintiffs also seek class action certification of their lawsuit. We are investigating and intend to vigorously defend this litigation, but cannot predict the financial impact to us of the litigation.

In April 2004, we were advised by FOODX that the Japanese tax authorities are conducting an examination regarding the withholding taxes collected by FOODX, and that the tax authorities had taken a position that certain amounts paid by FOODX under its supply agreement with us should be subject to Japanese withholding taxes. FOODX has informed us that the tax authorities have demanded taxes, interest and penalties in the aggregate amount of approximately $950,000, for which FOODX has requested indemnification from Tully's (see Note 9). We intend to investigate and vigorously defend our position, but cannot predict the financial impact to us of this matter. No amounts have been accrued for this matter at March 28, 2004.

We are a party to various other legal proceedings arising in the ordinary course of our business, but are not currently a party to any other legal proceeding that we believe could have a material adverse effect on our financial position or results of operations.

17. Stock options

Company Stock Incentive Plan

In 1994, Tully's shareholders approved a Stock Incentive Plan (the "1994 Plan") whereby we may issue incentive or nonqualified stock options to our employees and directors. Stock options are granted solely at the discretion of our Board of Directors and are issued at a price determined by our Board of Directors. The term of each option granted is for such period as determined by our Board of Directors, but not more than ten years from date of grant. Options are nontransferable and may generally be exercised based on a vesting schedule determined by our Board of Directors. The 1994 Plan provides for acceleration of outstanding options under certain conditions, including certain changes in control of Tully's. In August 1999 our stockholders approved an amended plan, which established the maximum number of shares issuable under the 1994 Plan and the Employee Stock Purchase Plan (See Note 19) at 4,200,000, and in June 2003, our Board of Directors further amended the 1994 Plan. The 1994 Plan will terminate in October 2004 unless extended by our shareholders (this will not terminate outstanding options).

Founder's Stock Option Plan

In addition to options granted under the 1994 Plan, our chairman and founder has granted options to purchase shares of his stock to employees and third parties (the "Founder's Plan"). During Fiscal 2002, our founder granted options to purchase 9,800 shares of common stock at an exercise price of $0.01 per share. There were no options granted under the Founder's Plan in Fiscal 2003 or Fiscal 2004. Options outstanding under the Founder's Plan at March 28, 2004 were 1,692,467. These options have vesting periods ranging from immediate vesting to five year vesting and have a twenty-five year life. Although Tully's did not grant the options, generally accepted accounting principles require that we record an expense related to these grants. Accordingly, in Fiscal 2002 we recorded an increase to additional paid-in capital and a non-cash charge to compensation expense of $20,000.

All Plans

Under the intrinsic value method of accounting, compensation cost is measured as the excess, if any, of the fair value of our stock at the date of grant over the amount the employee must pay to acquire the stock. Compensation cost is amortized on a straight-line basis over the vesting period of the individual options. For purposes of these computations, the estimated market price per common share at the time of grant has been established by our board of directors and was $.32 per share for options granted in the first two quarters of Fiscal 2003, $.31 per share for options granted in the last two quarters of Fiscal 2003 and was $0.30 per share for options granted in Fiscal 2004. We have adopted the disclosure-only provisions SFAS No. 123 for options granted to employees (see Note 1 for the disclosure of compensation expense as if determined under the provisions of SFAS No. 123).

Non-cash stock option compensation expense under these two plans (including employees and directors and also third parties under the Founder's Plan) totaled $87,000, $81,000, and $259,000 for Fiscal 2004, Fiscal 2003 and Fiscal 2002, respectively. Additionally, in consideration for a guarantee on its bank loan agreement, we issued stock options under the 1994 Plan to the guarantors until the bank debt was repaid in Fiscal 2002 (See Note 11).

Stock option activity under both plans for Fiscal 2004, Fiscal 2003 and Fiscal 2002 is summarized as follows:

	Number of options	Weighted-average exercise price
Balance, April 1, 2001	4,096,256	$0.37
Granted	184,662	0.01
Forfeited	(306,810)	1.34
Exercised	(27,726)	0.01
Balance, March 31, 2002	3,946,382	0.28
Granted	1,448,300	1.08
Forfeited	(59,908)	0.51
Exercised	(80,424)	0.01
Balance, March 30, 2003	5,254,350	0.49
Granted	553,900	0.37
Forfeited	(145,664)	0.64
Exercised	—	—
Balance, March 28, 2004	5,662,586	$0.47

At March 28, 2004, options for 3,970,119 shares were outstanding under the 1994 Plan and options for 104,215 shares had been exercised under the 1994 Plan (leaving 125,666 shares available for grant under the 1994 Plan and the Employee Stock Purchase Plan). As of March 28, 2004, March 30, 2003, and March 31, 2002 options for 3,970,119, 3,787,015, and 3,839,186 shares, respectively, were exercisable under both the 1994 Plan and the Founder's Plan. Outstanding stock options are summarized as follows:

	March 28, 2004	March 30, 2003	March 31, 2002
Issued under the 1994 Plan			
Employees and Directors	2,817,884	2,409,648	1,089,830
Directors, for Loan Guarantees	1,152,235	1,152,235	1,152,235
Total Outstanding under 1994 Plan	3,970,119	3,561,883	2,242,065
Outstanding under the Founder's Plan	1,692,467	1,692,467	1,704,317
Total Outstanding Stock Options	5,662,586	5,254,350	3,946,382

The following table summarizes information about options granted during each fiscal year under both the 1994 Plan and the Founders Plan:

	Fiscal 2004		Fiscal 2003		Fiscal 2002	
	Shares	Weighted-average fair value	Shares	Shares	Weighted-average fair value	Shares
Weighted-average fair value of options granted during the year whose exercise price was less than the fair value of the stock on the date of grant	—	—	717,500	$0.32	184,662	$1.99
Weighted-average fair value of options granted during the year whose exercise price was greater than or equal to the fair value of the stock on the date of grant	553,900	$0.37	730,800	$0.32	—	—
Total	553,900		1,448,300		184,662	

The following table summarizes information about fixed-price options outstanding at March 28, 2004 under the 1994 Plan (it excludes options exercisable under the Founder's Plan, which will not effect the outstanding shares, or provide cash proceeds to Tully's, if exercised):

	Options outstanding			Options exercisable	
Range of exercise prices	Number outstanding	Weighted-average exercise price	Weighted-average remaining contractual life	Number exercisable	Weighted-average exercise price
			(years)		
$0.01	2,194,979	$0.01	6.36	1,794,978	$0.01
0.30	54,000	0.30	10.0	54,000	0.30
0.31	465,600	0.31	9.42	—	0.31
0.33	13,593	0.33	5.77	13,593	0.33
1.50	93,712	1.50	4.05	93,712	1.50
1.75	91,520	1.75	4.08	91,520	1.75
1.78	645,000	1.78	7.08	351,666	1.78
2.25	119,882	2.25	4.97	119,882	2.25
2.50	291,833	2.50	8.08	121,666	2.50
Total	3,970,119			2,641,017	

18. Stockholders' equity

Preferred stock

Each outstanding share of our Series A Preferred Stock is convertible at any time by the holder thereof into shares of common stock at the then-effective conversion price. In addition, each outstanding share of Series A Preferred Stock is automatically convertible into shares of common stock when and if Tully's completes an underwritten public offering of Tully's shares of common stock with gross proceeds to Tully's in excess of $15 million, at a per share price of $5.00 or more ("Qualified Offering"). The Series A Preferred Stock contains an anti-dilution protection right that provides for a weighted average adjustment of the conversion price in the event we issue shares of capital stock at an effective price less than the Series A Preferred conversion price then in effect, subject to certain limitations and exclusions. As a result, at March 28, 2004, each outstanding Series A Convertible Preferred share could be converted at the option of the shareholder into 1.11 of our shares of common stock.

Holders of Series A Preferred Stock are entitled to receive dividends when and if any dividends are declared to be paid by our Board of Directors. Voting rights of the Series A Preferred Stock are subject to adjustment for the anti-dilution adjustment and as a result, at March 28, 2004, each share of Series A Preferred Stock was entitled to cast 1.11 votes on all matters submitted to a vote of our shareholders. Series A Preferred shareholders may exercise cumulative voting rights with respect to the election of Directors.

In the event of any liquidation or winding up of Tully's, each share of Series A Preferred Stock is entitled to receive, prior and in preference to all other payments to the holders of Series B Preferred Stock and the shares of common stock, an amount equal to $2.50, plus any and all declared but unpaid dividends with respect to such share of Series A Preferred Stock (the "Series A Liquidation Preference"). Assuming distribution of the full Series A Liquidation Preference, common stock liquidation preference (described below), and the Series B Liquidation Preference (described below), and subject to the rights of any additional preferred stock that may in the future be designated and issued by Tully's, our remaining assets available for distribution to shareholders would be distributed pro rata among the holders of the Series A Preferred Stock, Series B Preferred Stock and shares of common stock, treating the shares of Series A Preferred Stock and Series B Preferred Stock on an as-converted basis.

Holders of Series A Preferred Stock have certain rights to require us to register the shares of common stock issued upon conversion of the Series A Preferred Stock. These rights generally allow persons holding the underlying shares of common stock to require Tully's to use its best efforts to register the shares for resale under the Securities Act of 1933, as amended, and under such state securities laws as may be necessary. These rights include the right to demand that we file a registration statement for the underlying shares of common stock at the shareholders' option no more than one time following our initial public offering, if any, and thereafter, unlimited rights once Tully's is eligible to use Form S-3.

Each outstanding share of Series B Preferred Stock is convertible at any time by the holder thereof into shares of common stock at the then-effective conversion price. In addition, each outstanding share of Series B Preferred Stock is automatically convertible into shares of common stock at the then-effective conversion price when and if we make a Qualified Offering. The conversion price for the Series B Convertible Preferred shares is subject to an anti-dilution adjustment, but no adjustment has been required and each Series B Convertible Preferred share could be converted at the option of the shareholder into one share of common stock as of March 28, 2004.

Holders of Series B Preferred Stock are entitled to receive dividends when and if any dividends are declared to be paid by our Board of Directors. Each share of Series B Preferred Stock also is entitled to cast one vote for each share of common stock into which such share is then convertible on all matters submitted to a vote of the shareholders of Tully's.

In the event of any liquidation or winding up of Tully's, each share of Series B Preferred Stock is entitled to receive, after full satisfaction of the Series A Liquidation Preference and the common stock liquidation preference (described below), and prior and in preference to all other payments to the holders of shares of common stock, an amount equal to $2.50, plus any and all declared but unpaid dividends with respect to such share of Series B Preferred Stock (the "Series B Liquidation Preference"). Assuming distribution of the full Series A Liquidation Preference, common stock liquidation preference and the Series B Liquidation Preference, and subject to the rights of any additional series or classes of preferred stock that may in the future be designated and issued by Tully's, the remaining assets of Tully's available for distribution to shareholders would be distributed pro rata among the holders of the Series A Preferred Stock, Series B Preferred Stock and shares of common stock, treating the shares of Series A Convertible Preferred Stock and Series B Convertible Preferred Stock on an as-converted basis.

Common stock and Warrants

In the event of any liquidation or winding up of Tully's, after distribution of the full Series A Liquidation Preference, each common share is entitled to receive an amount per share equal to $2.25, plus any and all declared but unpaid dividends with respect to such share of shares of common stock (the "common stock liquidation preference"). Assuming distribution of the full Series A Liquidation Preference, common stock liquidation preference and the Series B Liquidation Preference (described above), and subject to the rights of any additional preferred stock that may in the future be designated and issued by us, our remaining assets available for distribution to shareholders would be distributed pro rata among the holders of the Series A Convertible Preferred Stock, Series B Convertible Preferred Stock and shares of common stock, treating the shares of Series A Preferred Stock and Series B Preferred Stock on an as-converted basis.

Warrants to purchase an aggregate of 737,334 shares of common stock were issued to the Guarantors of the KCL Credit Line in Fiscal 2004, and we are obligated to issue additional warrants as compensation to the Guarantors (See Note 11). Warrants to purchase an aggregate of 240,000 shares of common stock were issued in lieu of cash interest payments to the holder of the convertible note in each of Fiscal 2004, 2003 and 2002 (See Note 12).

During Fiscal 2004, warrants to purchase 82,000 shares of common stock were exercised at prices between $0.01 and $0.33 per share. During Fiscal 2003, warrants to purchase 20,000 shares of common stock were exercised at $0.33 per share, and during Fiscal 2002, warrants to purchase 7,500 shares of common stock were exercised at $0.33 per share.

At March 28, 2004, we had warrants outstanding to purchase shares of our common stock as follows:.

	Outstanding warrants	Number exercisable	Exercise Prices
Issued with Series A Preferred Stock investment units	6,576,098	6,576,098	$ 0.33
Issued to guarantors of credit facilities (see Note 11)	842,258	104,924	$ 0.05
Issued to holder of the convertible note (see Note 12)	960,000	960,000	$ 0.01
Other	851,454	851,454	$0.01 - $0.33
Totals	9,229,810	8,492,476	

Prior to October 1999, holders of Tully's capital stock were entitled to preemptive rights pursuant to our Articles of Incorporation and the Washington Business Corporation Act. During this time, we engaged in various offerings without providing shareholders the opportunity to exercise their preemptive rights.

On May 12, 2004, we filed a registration statement with the SEC relating to a proposed offering of our common stock and investment units (each unit consisting of convertible preferred stock and warrants to purchase common stock), through the distribution of subscription rights to eligible shareholders and former shareholders. Upon the effectiveness of the registration statement, eligible shareholders and former shareholders of Tully's will receive rights to purchase these securities at the prices at which they were issued by Tully's between 1994 and 1999, in an attempt to satisfy any potential claims those persons may assert. Shareholders of record at the record date will receive over-subscription privileges to purchase any shares of common stock and investment units not purchased through the exercise of the rights. The registration statement has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. The provisions of the offering may be revised in an amendment to the registration statement, and the offering may be cancelled at the discretion of our Board of Directors.

The rights and subscription privileges may be exercised in whole, in part, or not at all. The securities covered by this rights offering are being offered on an "any or all basis," which means that we may accept payment for securities sold pursuant to any subscription received even if all of the securities offered are not subscribed for in the offering. We have not set a minimum level for the completion of this proposed offering, and we are unable to anticipate the extent to which the rights and subscription privileges will be exercised. However, we expect that the subscriptions under the rights and subscription privileges will be substantially less than the maximum number of shares of common stock and investment units offered in this proposed offering.

We believe this rights offering will provide Tully's with an effective defense against any future claim asserting that we issued shares in violation of the preemptive rights of our shareholders. If the rights offering does not prove to be an effective defense to any such future claim, or if we do not complete the rights offering, we may be required at some point in the future to issue additional shares of our capital stock or otherwise compensate those shareholders whose preemptive rights were violated. Any additional issuances of our capital stock could further dilute existing shareholders and any compensatory payment could adversely affect our financial position.

We estimate these shareholders and former shareholders may have an unsatisfied right to purchase our securities as follows:

Description of Shares and Historical Offering Price:	Estimated Number of Securities to Be Offered
Common shares priced at $0.333 per share	220,000 shares
Common shares priced at $1.50 per share	490,000 shares
Common shares priced at $1.75 per share	180,000 shares
Common shares priced at $2.25 per share	860,000 shares
Investment Units (Each Unit consisting of four Series A Preferred shares and warrants to purchase two Common shares with an exercise price of $.33) priced at $10.00 per Investment Unit	3,550,000 units

19. Stock purchase plan

In Fiscal 2000, our stockholders approved the Employee Stock Purchase Plan (the "Purchase Plan"). The Purchase Plan qualifies under Section 423 of the Internal Revenue Code. Tully's has authorized up to 4,200,000 shares of common stock to be offered under the Purchase Plan and 1994 Stock Option Plan combined. No offerings have yet occurred under the Purchase Plan.

20. Employee 401(k) savings plan

During Fiscal 2000, we adopted a 401(k) savings plan for employees. Eligible employees may contribute up to 20% of their salaries to the plan. Eligible employees are employees over the age of 18 who have been employed by Tully's for six months. There is no mandatory match from Tully's. Most plan administrative costs are paid by the 401(k) savings plan.

21. Segment Reporting

We present segment information in accordance with Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information ("SFAS 131")," which established reporting and disclosure standards for an enterprise's operating segments. Operating segments are defined as components of an enterprise for which separate financial information is available and regularly reviewed by our senior management.

We are organized into three business units: (1) the Retail division, which includes our domestic store operations, (2) the Wholesale division, which sells to domestic customers in the supermarket, food service, office coffee service, restaurant and institutional channels, and which also handles our mail order and internet sales, and (3) the Specialty division which (a) sells products and materials to our international licensees and manages the international licensing of the Tully's brand and (b) is responsible for the franchising and licensing of Tully's stores in the U.S. and for developing business opportunities for complementary Tully's-branded products.

During Fiscal 2004, Tully's commenced development of new business opportunities related to the licensing or franchising of Tully's stores within the domestic U.S. markets and related to other business ventures extending the Tully's brand into complementary products. Tully's has renamed its former International division as the "Specialty division." The Specialty Division includes these new U.S. franchising and licensing activities (exclusive of any product sales to these customers, which are included in the Wholesale division) and also the international business activities of the former International division.

The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies in Note 1. We do not allocate our assets among our business units for purposes of making business decisions, and therefore do not present asset information by operating segment. Operating income/(loss) represents earnings before interest income and expense.

The tables below present information by operating segment:

	Years Ended		
	March 28, 2004	March 30, 2003	March 31, 2002
	(dollars in thousands)		
Net sales			
Retail store division	$40,617	$40,307	$ 41,477
Wholesale division	6,522	5,778	5,116
Specialty division	3,629	4,715	4,857
Corporate and other	—	—	8
Net sales	$50,768	$50,800	$ 51,458
Operating income/(loss)			
Retail store division (1)	$ 2,344	$ (22)	$ (3,381)
Wholesale division	419	538	329
Specialty division	3,317	3,027	2,535
Corporate and other expenses	(7,943)	(9,942)	(12,834)
Interest and other, net (2)	(806)	(487)	2,199
Loss before cumulative effect of change in accounting principle	$ (2,669)	$ (6,886)	$(11,152)
Depreciation and amortization			
Retail store division	$ 2,511	$ 2,630	$ 3,114
Wholesale division	318	346	282
Specialty division	**	**	**
Corporate and other expenses	778	918	1,204
Total depreciation and amortization	$ 3,607	$ 3,894	$ 4,600

** not material—less than $1,000

(1) The Retail division operating results include adjustments for impairment of long-lived assets of $99,000 (Fiscal 2004), $1,390,000 (Fiscal 2003), and $2,350,000 (Fiscal 2002), and for amounts required to close stores and terminate store leases totaling $170,000 (Fiscal 2004), $108,000 (Fiscal 2003), and $1,583,000 (Fiscal 2002) (See Notes 8 and 15).

(2) Interest and other, net includes $14,000 and $2,887,000 for the realized gain from the sale of FOODX common stock during Fiscal 2003 and 2002, respectively. There were no FOODX stock sales during Fiscal 2001. For Fiscal 2003, this also includes approximately $460,000 related to the sale of certain intellectual property (See Note 13).

22. Subsequent Events

In June 2004, we amended the terms of the KCL Credit Line and the Second KCL Line to extend the maturities of the credit lines as described in Note 11 and amended the terms of the convertible promissory note as described in Note 12.

23. Selected Quarterly Financial Data (Unaudited)

Summarized quarterly financial information for Fiscal 2004, Fiscal 2003 and Fiscal 2002 is as follows. Our sales are moderately seasonal.

	(dollars in thousands, except per share data)				
	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Total
Fiscal 2004					
Net Sales	$12,879	$13,296	$12,790	$11,803	$ 50,768
Gross Profit	7,101	7,285	7,083	6,646	28,115
Net Loss	(658)	(483)	(298)	(1,230)	(2,669)
Basic and Diluted Loss per Share					
Net Loss per Share	$ (0.04)	$ (0.03)	$ (0.02)	$ (0.07)	$ (0.16)
Fiscal 2003					
Net Sales	$12,865	$13,025	$13,037	$11,873	$ 50,800
Gross Profit	6,797	7,049	7,047	6,241	27,134
Loss before cumulative effect of change in accounting principle	(1,875)	(1,021)	(1,044)	(2,946)	(6,886)
Cumulative effect of change in accounting principle	(3,018)	—	—	—	(3,018)
Net Loss	(4,893)	(1,021)	(1,044)	(2,946)	(9,904)
Basic and Diluted Loss per Share					
Loss per Share before cumulative effect of change in accounting principle	$ (0.11)	$ (0.06)	$ (0.06)	$ (0.18)	$ (0.42)
Cumulative effect of change in accounting principle	(0.18)	—	—	—	(0.18)
Net Loss per Share	$ (0.29)	$ (0.06)	$ (0.06)	$ (0.18)	$ (0.60)
Fiscal 2002					
Net Sales	$12,909	$13,102	$13,244	$12,203	$ 51,458
Gross Profit	6,197	6,215	6,472	6,669	25,553
Net (Loss) Income	(3,648)	(2,791)	42*	(4,755)	(11,152)
Basic and Diluted Loss per Share					
Net Loss per Share	$ (0.23)	$ (0.17)	$ **	$ (0.29)	$ (0.69)

* In the third quarter of Fiscal 2002, we realized a gain of $2,589,000 on the sale of investments.

** Less than $0.01

During the fourth quarter of Fiscal 2004, Fiscal 2003 and Fiscal 2002, the following adjustments were recorded (dollars in thousands):

	Fiscal 2004	Fiscal 2003	Fiscal 2002
Impairment of long-lived assets	$ 99	$1,390	$2,350
Store closures and lease termination costs	—	96	498
Total	$ 99	$1,486	$2,848

MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information, Holders and Dividends

Currently there is no public market for Tully's common stock. As of September 30, 2004, there were 4,965 holders of Tully's common stock.

The Company has not paid dividends in the past and Tully's presently does not plan to pay dividends in the foreseeable future. The Company intends to retain and use earnings to finance the growth of its business for an indefinite period. Any determination to pay cash dividends will be at the discretion of the Board of Directors and will be dependent upon the Company's financial condition, results of operations, capital requirements and such other factors as the Board of Directors deems relevant.

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CORPORATION INFORMATION

TULLY'S BOARD OF DIRECTORS

Tom T. O'Keefe Chairman of the Board and Founder of Tully's Coffee Corporation	Arthur W. Buerk Founder and managing director of Buerk Dale Victor, LLC	Lawrence L. Hood Managing partner of Pacific Portfolio Consulting, L.P.
Larry A. Culver Founder of Inn Ventures, Inc.	George Hubman Co-Founder and retired vice president, WRQ	Marc Evanger Retired Chief Financial Officer, Quality Food Centers

TULLY'S LEADERSHIP TEAM

John D. Dresel President and Chief Operating Officer	Kristopher S. Galvin Executive Vice-President and Chief Financial Officer	Peter Hoedemaker Vice President, Retail
Ron Gai Vice President, Wholesale	Keri Peffer Director, Marketing	

SHAREHOLDER INFORMATION

Annual Meeting
Thursday, November 18, 2004
8:00 a.m. local time
Museum of Flight
9404 East Marginal Way South
Seattle, WA 98108

Shareholder Inquiries:
http://www.tullys.com
Call Investor Relations at (206) 233-2070

A copy of Tully's annual report to the Securities and Exchange Commission on Form 10-K without the exhibits thereto and quarterly reports on Form 10-Q will be provided to any shareholder without charge upon written request directed to:

Investor Relations
Tully's Coffee Corporation
3100 Airport Way South
Seattle, WA 98134

Or e-mail us at investor.relations@tullys.com

General information about our company is also available at our web site, http://www.tullys.com

CORPORATE OFFICE
Headquarters and Roasting Plant
3100 Airport Way South
Seattle, WA 98134
Phone: (206) 233-2070
(800) 96TULLY
Facsimile: (206) 233-2077







